10/21

82- SUBMISSIONS FACING SHEET

02055741

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Railtrack Group PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

FILE NO. 82- 4282 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 11/5/02

RAILTRACK GROUP PLC

AR/S
3-31-02

Annual Report and Accounts

Year ended 31 March 2002

Contents

Statement by the Chairman and Chief Executive

The financial year which is the subject of this Annual Report and Accounts was a period of unprecedented challenge for any public company. Your Board set out in detail, in last year's Report, the risks and uncertainties facing the business and the measures being taken to reduce the risk profile of the company.

As part of this strategy, during the summer of 2001, the Group held a series of meetings with HM Government with a view to agreeing a more effective regulatory framework and a better way to finance the massive amounts of investment required to deliver a safer, more reliable railway. These meetings were held in good faith and the proposals put forward were designed to maximise the amount of long-term finance available from the private sector while protecting Shareholders and offering value for money for the taxpayer and an improved service for the travelling public.

Regrettably, in October, HM Government chose not to pursue these proposals but instead to place the Group's main subsidiary, Railtrack PLC, into Administration, with no compensation for Shareholders.

Since that time, your Board has fought a vigorous campaign to show that Administration was not justified and to fight for fair compensation. Towards the end of the financial year these actions bore fruit when offers were received for the Group's principal assets.

Because Accounting Standards require assets to be stated at the lower of cost or "realisable value", the accounts include an exceptional write down of £1.99 billion in respect of the book value of Railtrack PLC. As a result the Group has reported an accounting loss of £1.77 billion. Nevertheless, the Group ends the year with a reasonable prospect of being able to return capital to Shareholders, which the Board currently estimates will be between 245 – 255 pence per share. Assuming the satisfaction of certain conditions, the Board believes the first instalment of between 160 – 180 pence per share will be paid by early January 2003.

This year has not been a happy experience for Shareholders, employees and many others connected with the business.

The Board thanks you for your support through this difficult time.

Geoffrey Howe
Chairman

David A Harding
Chief Executive

27 June 2002

Operating and Financial Review

Introduction

Prior to 7 October 2001 Railtrack Group PLC's main activity, carried out through its principal operating subsidiary Railtrack PLC, was the ownership and operation of the national rail infrastructure. On 7 October 2001, the High Court, on the petition of HM Government, placed Railtrack PLC into Administration.

Since then the Group's main activities have been the development of its property assets, the management of its interest in Section 1 of the Channel Tunnel Rail Link ("CTRL") and the pursuit of fair value for Shareholders. This has involved preparing to pursue claims against HM Government through the Courts if necessary, appointing Lehman Brothers to advise on means of maximising value for Shareholders and mounting an active public relations campaign arguing the case for Shareholder compensation.

Full details of the background to the Administration Order and the offers subsequently received for Railtrack PLC and the Group's interests in the CTRL, together with provisional details of the Board's plans for returning cash to Shareholders were set out in detail in Part II of the Railtrack Group announcement dated 27 June 2002 and subsequently in a letter to Shareholders from the Chairman.

Results

Following the Administration Order and in line with Financial Reporting Standard ("FRS") 3 "Reporting Financial Performance" Railtrack PLC has been classified as a discontinued operation. The Group's interest in Railtrack PLC has been treated as a trade investment the book value of which has been written down by £1,988 million from £2,488 million to £500 million in line with the offer received for the shares in Railtrack PLC. This write down has been treated as an exceptional item.

Group turnover, before exceptional items was £1,797 million (2001: £2,476 million). Before exceptional items, interest and taxation, operating profit on ordinary activities was £321 million (2001: operating profit £261 million). The continuing businesses recorded an operating loss of £15 million in the year, reflecting the high level of legal costs and one-off costs associated with the CTRL. The discontinued businesses recorded an operating profit of £336 million almost all of which related to Railtrack PLC up to the date of the Administration Order. Exceptional items totalled £1,951 million (2001: £706 million) representing the write down of £1,988 million referred to above less the gain on the sale of assets. After interest of £93 million (2001: £89 million), the pre-tax loss for the year was £1,724 million (2001: £534 million). The continuing business recorded a loss on ordinary activities before taxation of £11 million. The loss per share for the year was 342.2 pence (2001: 59.6 pence).

The Group's balance sheet includes as a debtor an amount of £351 million, recoverable from Railtrack PLC on completion of the Railtrack PLC Disposal.

The Board is not recommending a final dividend.

Full details of the results are set out on page 24.

Post Administration

The Administration of Railtrack PLC has resulted in Railtrack Group PLC losing the ability to control Railtrack PLC. Because the Administrators have restricted the Group's access to information in the timescale required for the production of these Accounts, it has not been possible to provide all of the financial information normally included in a company's accounts.

Treasury

Treasury operations were coordinated and managed in accordance with policies and procedures approved by the Board during the year. The Group did not engage in trades of a speculative nature.

As a result of the Administration Order, the Group was forced to close hedging transactions in relation to Section 1 of the CTRL, resulting in a loss of £15.8 million. This loss has been recorded as interest payable.

Since the Administration Order, the Group has not raised finance in the capital markets. Treasury operations have been restricted to ensuring sufficient liquidity was available to meet the Group's needs, whilst maximising interest receivable on surplus cash.

Fundamental Uncertainties

These financial statements have been prepared on the going concern basis which, in the opinion of the Directors, is appropriate. However, there are a number of uncertainties in relation to the going concern status of the Group reflecting the issues arising since Administration. These are described in detail in Note 1 to the Accounts. The successful completion of the planned disposals will remove these uncertainties.

The main uncertainties in the Accounts are:

- The Profit and Loss Account includes the results of Railtrack PLC previously included in the published Railtrack Group Interim Accounts for the period to 30 September 2001. Since the date of the Administration Order, the affairs, business and property of Railtrack PLC have been managed by the Administrators and limited information on Railtrack PLC has been provided to Railtrack Group. Although a number of Railtrack Group Directors were also Directors of Railtrack PLC prior to their resignation as Railtrack PLC Directors on or before 1 February 2002, access to information on Railtrack PLC was progressively restricted. Since 1 February 2002 the Administrators have declined to release information on terms acceptable to the Board and within the timetable required for the production of these Accounts, with the result that the Directors have only received limited information on Railtrack PLC. As a result, the Directors have not been able to update the interim results for the period to 30 September 2001 previously published, in particular, the assumptions relating to the Asset Maintenance Plan depreciation charge.
- The value of certain assets and liabilities included in the Balance Sheet including the Group's interest in the CTRL and the investment in Railtrack PLC are heavily dependent upon the successful completion of the Proposed Disposals.
- The Group's tax liabilities, which will ultimately depend on a final agreement of taxation issues between Railtrack PLC and the Group.

Operating and Financial Review continued

Audit Opinion

Owing to the loss of control of Railtrack PLC, it was not possible for the Group's Auditors to audit the results of Railtrack PLC for the six months to 30 September 2001. Their Audit Opinion on the Group Profit and Loss Account and Group Cash Flow Statement is therefore qualified on the grounds of limitation in scope though they have been able to issue an unqualified opinion on the Group and Company Balance Sheets as at 31 March 2002 albeit the Audit Report draws attention to the major uncertainties underlying the Accounts.

Directors' Report

Health and Safety

The Group's policies and procedures relating to health and safety at work recognise the requirements of current legislation and are kept under review to ensure a safe working environment for all employees.

Share Capital

During the year ended 31 March 2002, 3,692,131 ordinary shares were issued of which 662,979 ordinary shares were issued to satisfy the exercise of options under the Railtrack Share Savings Scheme and 3,029,152 ordinary shares were issued under the Share Dividend Scheme in respect of dividend payments.

Substantial Shareholdings

As at the date of this report the Company had been notified that the following had interests of over 3 per cent. in ordinary issued shares of the Company:

Shareholder	*Number of shares*	*Percentage**
Franklin Resources Inc	20,746,112	3.99
Fidelity International Limited	20,747,518	4.02
Morley Fund Management Limited	20,700,925	4.02

* The shareholdings and the percentages of the issued share capital detailed above reflect the information reported to the Company at the times of the notifications and may have changed since within reportable limits.

Directors and their Interests

A list of the present Directors and brief biographical details can be found on pages 11 and 12. The Directors' dates of appointment during the year are summarised in the table below:

Current Directors	*Appointment*
Geoffrey Howe (Chairman)	7 March 2002
David Harding[1] (Chief Executive)	25 April 2001
Simon Osborne (Group Legal Director)	7 March 2002
Jonathan Bloomer (Non-Executive)	
Victor Cocker (Non-Executive)	
David Jones (Non-Executive)	25 April 2001
Steven Marshall[2] (Non-Executive)	
John Robinson[3] (Non-Executive)	4 June 2001
Gordon Sage (Non-Executive)	

Former Directors	*Appointment*	*Cessation*
Philip Beck		18 June 2001
Sebastian Bull	25 April 2001	11 February 2002
Jonson Cox		31 July 2001
Christopher Jonas		31 July 2001
Christopher Leah		11 February 2002
Richard Middleton		11 February 2002
Simon Murray		14 June 2001
Jennifer Page		31 July 2001

[1] Mr Harding was appointed Chief Executive on 7 March 2002 having previously served as Finance Director.

[2] Mr Marshall served as Chief Executive until 7 March 2002.

[3] Mr Robinson served as Chairman from 18 June 2001 until 7 March 2002.

Mr Howe and Mr Osborne, having been appointed as Directors since the last Annual General Meeting (AGM) will, under the Company's Articles of Association, retire at the next AGM and, being eligible, will offer themselves for reappointment. Mr Bloomer and Mr Cocker will retire by rotation, under the Articles of Association and, being eligible, will offer themselves for re-election.

Details of the Directors' service agreements are given in the Remuneration Report on pages 18 to 20 of the Report.

The interests of Directors in the Company's shares at 31 March 2002 and at 1 April 2001, or date of appointment if later, are given below:

	Shares		*Options*	
	31/3/02	*1/4/01*	*31/3/02*	*1/4/01*
J W Bloomer	2000	2000	–	–
V Cocker	2000	2000	–	–
D A Harding	–	–	173,775	–
G M T Howe	–	–	–	–
D H Jones	2000	2000	–	–
S Marshall[1]	4123	4000	–	70,383
S K Osborne	782	782	64,861	64,861
J H Robinson	440	433	–	–
G H Sage	–	–	–	–

[1] On 9 July 2001 Mr Marshall indicated he did not wish to participate in the Executive Share Option Scheme. His existing share options were cancelled with immediate effect.

All Directors' interests in shares were held beneficially and include shares held under the Performance Share Scheme and the All Employee Share Scheme which are registered in the name of Computershare Trustees Limited, as trustee. Further details relating to the long-term incentive scheme and the Executive Share Option Scheme are given in the Remuneration Report.

Directors' share options at 31 March 2002 and at 1 April 2001, or date of appointment if later, are given below:

Name	*1/4/01 or date of appointment*	*Number of options granted*	*31/3/02*	*Exercise price (p)*	*Dates during which exercisable*
D A Harding	–	173,775	173,775	316.5	19/6/04 to 18/6/11
S Marshall	1,378	–	–	703.0	1/9/03 to 28/2/04
S Marshall	69,005	–	–	869.5	6/6/03 to 5/6/10
S Marshall	–	127,014	–	316.5	19/6/04 to 18/6/11
S K Osborne	658	–	658	524.0	1/9/02 to 28/2/03
S K Osborne	8,006	–	8,006	1,141.0	11/8/02 to 10/8/09
S K Osborne	826	–	826	703.0	1/9/03 to 28/2/04
S K Osborne	10,506	–	10,506	869.5	6/6/03 to 5/6/10
S K Osborne	44,865	–	44,865	316.5	19/6/04 to 18/6/11

The share options are held under the Share Savings Scheme and the Executive Share Option Scheme. No options were exercised by Directors during the year. The market closing price of the Company's shares on Friday 5 October 2001 was 280.5 pence. The shares were suspended before the market opened on Monday 8 October 2001. The range during the year ended 31 March 2002 was 571.5 pence to 252.5 pence.

There have been no changes in Directors' option interests between the end of the financial year and the date of this Report.

Mr Osborne holds one nominal share in Railtrack PLC for which he has renounced any beneficial interest. With that exception no Director held any interest in the securities of any subsidiary or associated company during the year.

No contract or arrangement has been entered into at any time during the year, or was in place at the end of the year, in which any Director had a material interest which was significant in relation to the business of the Company or any of its subsidiary companies.

Employee Share Schemes

During 2001 options were granted to 697 employees (2000/01: 695) over 9,578,596 ordinary shares (2000/01: 2,230,235) under the Executive Share Option Scheme. These options entitle the holders to acquire ordinary shares at 316.5 pence between three and 10 years from 19 June 2001.

In June 2001 options were granted to 4,486 employees (2000/01: 3,977) over 6,613,116 ordinary shares (2000/01: 2,121,269) under the Share Savings Scheme. These options entitle the holders to acquire ordinary shares at 345 pence (2000/01 – 703 pence) per share during the six months commencing 1 September 2004 or the six months commencing 1 September 2006 (2000/01: 1 September 2003 or 1 September 2005).

Equal Opportunities and Employee Involvement

The Board is committed to effective employee communications and equal opportunities.

The Group will give proper consideration to applications for employment when these are received from disabled people and will employ them when suitable opportunities arise. If employees become disabled during their service, arrangements will be made to continue their employment and training wherever practicable.

Contributions for Political and Charitable Purposes

Details of charitable donations which were made in the first six months of the year are held by Railtrack PLC and this information has not been released to Railtrack Group PLC. No charitable donations were made by the Group in the second six month period. No political donations were made by the Group during the year.

Creditor Payment Policy

It is Group's policy, to settle the terms of payment to suppliers when agreeing the terms of each transaction where standard terms are not used; to ensure that suppliers are made aware of the terms of payment; and to abide by the terms of payment.

In view of the Administration Order, the Group's creditor days as at 31 March 2002 of 23 days is not comparable to the figure for 31 March 2001 of 38 days which relates to the Group including Railtrack PLC.

Post Balance Sheet Events

On 27 June 2002, Railtrack Group entered into an agreement with Network Rail Limited and Network Rail Holdco Limited to sell Railtrack PLC subject to a number of conditions. These are:

- approval by Shareholders;
- approval of the change of control of Railtrack PLC by the Secretary of State pursuant to the network and station licences granted to Railtrack PLC;
- the European Commission notifying HM Government that the package of support being provided to Network Rail in relation to or in connection with the purchase of Railtrack PLC and the arrangements contemplated under or in connection with that purchase or any matter arising therefrom either (i) will not involve the grant of state aid within the meaning of Article 87 of the Treaty of Rome or (ii) is compatible with the common market within the meaning of the Treaty of Rome in terms which are reasonably satisfactory to the Secretary of State, the SRA and Network Rail (provided that, in the case of Network Rail, the terms taken as a whole shall be deemed to be reasonably satisfactory to it if acceptance of those terms would not result, or would not be reasonably likely to result, in material loss, damage or detriment to Network Rail's group taken as a whole);
- the Office of Fair Trading indicating, in terms reasonably satisfactory to Network Rail and the SRA, that the Secretary of State for Trade and Industry does not intend to refer the proposed acquisition of Railtrack PLC or any matter relating thereto to the Competition Commission (provided that, in the case of Network Rail, the terms taken as a whole shall be deemed to be

reasonably satisfactory to it if the acceptance of those terms would not result, or would not be reasonably likely to result, in material loss, damage or detriment to Network Rail's Group taken as a whole);

- a resolution of each class of bondholders of Railtrack PLC being passed to authorise the modification of the terms and conditions of the bonds. According to information published or made available by Network Rail and Railtrack PLC, the effect of the modifications will be to:

  (i) provide for mandatory redemption of all of the bonds no later than 14 days after completion upon the occurrence of certain conditions as to notice and as to sufficiency of funds referred to below according to a formula which will value each class of bonds by applying an agreed yield spread to the relevant reference gilt yield that prevails at the time the bonds are redeemed together with accrued interest. The agreed yield spread would be the average yield spread of each class of the bonds relative to the relevant reference gilt yield in September 2001 (the month prior to the commencement of the Administration) adjusted for movements in the spreads of A-rated Eurosterling bond issues between that time and the time that calculations are made shortly before the bonds are redeemed. The bonds will, however, be redeemed at par if such a calculation would result in a price below par. The conditions referred to above are not less than two days' notice being given to bondholders and, prior to giving such notice, Railtrack PLC certifying to the trustee and producing evidence acceptable to the trustee that it will have the necessary funds to pay the aggregate redemption price;

  (ii) vary the duration of the standstill arrangements in respect of the bonds which have previously been entered into so as to permit the termination of those arrangements on the date which is 15 days after completion of the sale where the Administration Order is discharged in express contemplation of completion; and

  (iii) in respect of the £400,000,000 3.5 per cent. Exchangeable Bonds due 2009 only, provide that the rights to exchange these bonds into ordinary shares of Railtrack Group contained in the trust deed and conditions of these bonds, shall be relinquished;

- a resolution of noteholders of Railtrack PLC being passed to authorise the modification of the terms and conditions of the notes. According to information made available by Railtrack PLC, the effect of the modifications will be to:

  (i) provide for mandatory redemption of the notes no later than 14 days after completion upon the occurrence of certain conditions as to notice and as to sufficiency of funds referred to below for an amount equal to the sum of their principal amount together with accrued interest. The conditions referred to above are not less than two days' notice being given to noteholders and, prior to giving such notice, Railtrack PLC certifying to the trustee and producing evidence acceptable to the trustee that it will have the necessary funds to pay the aggregate redemption price; and

  (ii) vary the duration of the standstill arrangements in respect of the notes which have previously been entered into so as to permit the termination of those arrangements on the date which is 15 days after completion of the sale where the Administration Order is discharged in express contemplation of completion; and

- the discharge of the Administration Order following an application for its discharge by the Secretary of State pursuant to section 18 of the Insolvency Act 1986 as modified by the Railways Act 1993. The Administration Order may be discharged by order of a court on application by the Secretary of State on the ground that it is no longer necessary that the purposes of the Administration Order are achieved. The purposes of the Administration Order are the transfer of Railtrack PLC's undertaking to another company and the carrying on of its activities pending the making of such transfer. It is expected that a court would discharge the Administration Order once the conditions specified above have been satisfied and the Railtrack PLC Agreement is otherwise due to complete.

Completion of the sale is also conditional on Network Rail (save to the extent that Railtrack Group may not so require) having procured that all steps are taken to ensure that at completion of the sale Railtrack Group will be released from the guarantees granted by it in relation to Railtrack PLC in favour of the European Investment Bank.

On 27 June 2002, Railtrack Group PLC entered into an agreement with London & Continental Railways Limited to sell Railtrack (UK) Limited subject to a number of conditions. These are:

- Shareholder approval;
- appropriate state aid clearance by the European Commission for the CTRL project;
- merger clearance by the Director General of Fair Trading of the Competition Commission; and
- release of the guarantees given by Railtrack Group PLC and Railtrack (UK) Limited in respect of £700 million bank facilities made available to LCR for the purposes of construction of Section 1 of the CTRL.

Completion of the sales of Railtrack PLC and of Railtrack (UK) Limited is subject to the conditions to both agreements being satisfied.

On 27 June 2002, Network Rail entered into an agreement as part of the above transactions to amend the existing wayleave agreements between RTS and Railtrack PLC. This will result in the release of deferred income of £49 million.

Auditors

At the AGM of the Company, which it is expected will be held in October, a resolution will be proposed to reappoint Deloitte & Touche as the Company's Auditors and to authorise the Directors to fix their remuneration. Details of the fees earned by Deloitte & Touche during the year, for both audit and non-audit work, are set out in Note 8 on page 39.

By order of the Board

Simon Osborne
Group Legal Director
27 June 2002

Railtrack Group PLC Board of Directors

Geoffrey Howe, *Chairman 3, 4 and 5*

Geoffrey Howe, 52, was appointed Chairman on 7 March 2002. He is currently a Director of a number of companies including Jardine Lloyd Thompson Group plc, The Fleming Overseas Investment Trust plc, and The United Bank of Kuwait plc. From 1998 to 2000 he was an Executive Director and General Counsel of Robert Fleming Holdings. Prior to that he was Managing Partner at Clifford Chance for nine years from 1989.

David Harding, *Chief Executive 4 and 6*

David Harding, 54, was appointed Chief Executive on 7 March 2002 having previously served as Finance Director since 25 April 2001. He joined from the Rugby Group where he was Finance Director. He previously held a number of senior roles including Group Finance Director at T&N PLC and Deputy Group Finance Director at TI Group PLC. He is a Director and Deputy Chairman of Coventry Building Society. He is a Fellow of the Chartered Institute of Management Accountants.

Simon Osborne, *Group Legal Director 4 and 6*

Simon Osborne, 54, was appointed Group Legal Director on 7 March 2002 having previously served as Group Secretary and General Counsel from 1993. Mr Osborne was a member of the Railway Heritage Committee from 1995 to 2001. He was a member of the British Transport Police Committee from 2000 to 2001 and chaired its Audit Sub-Committee. He is an independent member of the Audit and Remuneration Committees of The Law Society's Council.

Jonathan Bloomer *1, 2 and 3*

Jonathan Bloomer, 48, was appointed a Non-Executive Director on 1 January 1999. He is Chief Executive of Prudential Corporation PLC and a Director of Egg plc. He is also a member of the Board of British Insurers and the Financial Services Practitioner Panel of the Financial Services Authority. He was a member of the Urgent Issues Task Force from 1997 to 2001.

Victor Cocker *1, 3 and 5*

Victor Cocker, 61, was appointed a Non-Executive Director on 1 April 1999. He retired as Group Chief Executive of Severn Trent Plc on 31 October 2000 having joined Severn Trent in 1974 from the gas industry. Mr Cocker was Managing Director of Severn Trent Water Limited between January 1991 and March 1995. He is also a Non-Executive Director of Aga Foodservices Group, Chairman of the Waste and Resources Action Programme and Chairman of WaterAid. Mr Cocker is a member of the Government's Advisory Committee on Business in the Environment.

David Jones *1, 2, 3 and 6*

David Jones, 60, was appointed a Non-Executive Director on 25 April 2001. He was Chief Executive of National Grid Group PLC and previously held senior positions at several electricity companies. He is a Non-Executive Director of Bull Worldwide Systems and Energis PLC.

Railtrack Group PLC Board of Directors continued

Steven Marshall *6*

Steve Marshall, 45, was appointed a Non-Executive Director on 7 March 2002 having previously served as Chief Executive of the Company from 17 November 2000 and as Finance Director from 1 December 1999. Previously he was at Thorn plc which he joined as Group Finance Director in 1995, becoming Group Chief Executive in 1998. Prior to joining Thorn, he held senior finance positions in Grand Metropolitan plc, latterly as Finance Director of International Distillers & Vintners European business. He is a Fellow of the Chartered Institute of Management Accountants.

John Robinson

John Robinson, 61, was appointed a Non-Executive Director on 7 March 2002 having joined the Company on 4 June 2001 and having previously served as Chairman of the Company from 18 June 2001. He is Chairman of George Wimpey PLC and UK Coal PLC. He is pro-chancellor and Chairman of the Council of the University of Hull. Previously he was Chairman of Smith & Nephew and Low and Bonar PLC. He is a member of the Advisory Board of Duke Street Capital and a Fellow of the Royal Academy of Engineering.

Gordon Sage *2, 3 and 6*

Gordon Sage, 55, was appointed a Non-Executive Director on 1 March 2000. He retired as Director of Industrial Minerals of Rio Tinto plc on 1 January 2001 having held a number of senior positions in Rio Tinto plc (formerly RTZ) since 1970. He is a Chartered Engineer and was formerly a member of the council of the Confederation of British Industry.

Membership of Committees

1. *Audit Committee*
2. *Remuneration Committee*
3. *Nomination Committee*
4. *Non-Executive Remuneration Committee*
5. *Litigation Committee*
6. *CTRL Committee*

Railtrack Group PLC Advisors

Registered Office

20 – 22 Bedford Row
London WC1R 4JS

Railtrack Group PLC is registered in England and Wales No. 2904614

Registrar

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Bankers

Clydesdale Bank PLC
91 Gresham Street
London EC2V 7BL

Financial Advisors

Lehman Brothers
One Broadgate
London EC2M 7HA

Solicitors

Ashurst Morris Crisp
Broadwalk House
5 Appold Street
London EC2A 2HA

Simmons & Simmons
CityPoint
One Ropemaker Street
London EC2Y 9SS

Auditors

Deloitte & Touche
Chartered Accountants and Registered Auditors
Hill House
1 Little New Street
London EC4A 3TR

Joint Stockbrokers

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Cazenove
2 Tokenhouse Yard
London EC2R 7AN

Corporate Governance

Railtrack Group supports the principles of good corporate governance and the Code of Best Practice strategy in the Combined Code. Railtrack Group complied with all requirements of the Code during the year with the following exceptions:

- *Code Provision A2.1*

  For the first six weeks of the year the Company did not have a nominated Senior Independent Director. Mr Gordon Sage was appointed to that position on 16 May 2001.

- *Code Provision D2.1*

  In 2000/01 Railtrack Group did not achieve compliance with the Internal Control Guidance within the Combined Code as set out in last year's Annual Report. Good progress towards achieving compliance was being made in 2001/02 although, because of the Administration, the Board was not able to complete the review of the effectiveness of internal control and was therefore not able to demonstrate full compliance for the year ended 31 March 2002.

- *Code Provision B1.7*

  Due to the current exceptional circumstances of Railtrack Group Mr Harding's contract is of 18 months' duration.

Following the Administration Order the Group has re-examined its policies and procedures, as explained below.

The Board

The Board, which normally meets monthly, is responsible for the Group's strategic direction and for ensuring effective management of the business.

Matters specifically reserved to the Board include the approval of the Group's strategy and annual operating budget, changes to the Group's management and control structure, Board appointments and risk management strategy. Corporate governance arrangements are formally set out in a Corporate Manual.

Board Committees

To assist and advise the Board, the following committees have been formally constituted with written terms of reference:

- The Audit Committee reviews the adequacy and effectiveness of internal control and compliance procedures and ensures that the principles, policies and practices adopted in the preparation of the Group's accounts and financial statements comply with the statutory requirements. Since 7 October 2001, the Committee has been unable to address audit and control issues relating to Railtrack PLC.
- The Finance and General Purposes Committee authorises financial transactions and conducts other business as necessary between Board meetings.
- The Remuneration Committee determines the terms of appointment of the Chairman and all matters relating to compensation plans and terms and conditions of service of the Executive Directors of the Group.

- The Nomination Committee proposes to the Board any new Executive and Non-Executive Director appointments.
- The Non-Executive Remuneration Committee decides all matters relating to fees, and terms of engagement, of Non-Executive Directors, as permitted by the Articles of Association.
- The Litigation Committee investigates all possible claims and proceedings available to the Group and its Shareholders for losses arising from the making of the Railway Administration Order in respect of Railtrack PLC and the events leading to that order.
- The CTRL Committee oversees and advises the Board on all issues relating to the involvement of the Group and its subsidiaries in relation to the CTRL Project.

As a result of Administration, the Board Safety, Environment and Health Committee no longer meets as neither the Group nor any of its subsidiaries has any ongoing responsibility for the management of the railway and the associated safety and operational issues.

All Directors are able to take independent professional advice in furtherance of their duties the cost of which is met by the Group.

Directors

As disclosed on pages 11 and 12 the Board comprises the Chairman and two Executive and six Non-Executive Directors. The posts of Chairman and Chief Executive are separate and clearly defined.

Mr Geoffrey Howe is a part-time Non-Executive Chairman. The Senior Independent Director is Mr Gordon Sage.

Details of Directors' interests in the Company's shares are shown on pages 6 to 7. No Director was materially interested in any contract of significance to the Group's business. Standards of conduct, including provisions dealing with conflicts of interest, are laid down in the Company's Policy on Business Conduct.

Non-Executive Directors are appointed for terms of three years and are subject to re-election. In addition, they are subject to the terms and conditions of the Articles of Association dealing with the retirement and rotation of Directors. Four Non-Executives, Messrs Bloomer, Cocker, Jones and Sage, are considered by the Board to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgment.

The Chief Executive's service contract is currently subject to 18 months' notice in recognition of the exceptional circumstances of Railtrack Group. The Legal Director's Service contract is for 12 months.

All Directors are subject to election by Shareholders at the first AGM after their appointment, and to re-election thereafter at intervals of no more than three years or the third AGM following their appointment or re-election.

Corporate Governance continued

Shareholders

The Company communicates regularly with institutional and private investors.

Internal Control

The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. The system is designed to manage rather than eliminate the risk of failure to achieve business objectives. It can only provide reasonable and not absolute assurance against material misstatement or loss.

In the 2000/2001 Corporate Governance Statement, the Board stated that it was unable to report that an ongoing process had been in place throughout the year ended 31 March 2001. Instead, it reported that the year and the period up to the date of the report had been a time of taking progressive steps towards compliance with the Turnbull Guidance.

In the first six months of this year, prior to the Administration of Railtrack PLC, significant progress was made towards achieving that aim but due to Administration the Board was not able to complete the review of the effectiveness of internal control.

Following the Administration Order relating to Railtrack PLC the Board established an internal control framework suitable for the nature and size of the retained Group and in February 2002 the Board approved a new Corporate Manual reflecting the status of the retained businesses.

The Group does not currently have an internal audit function. Following a review of the requirement for an internal audit function the Board does not believe that in the current circumstances such a function is required.

Given the events of the past financial year the Board has not been in a position to demonstrate full compliance with the Turnbull guidance for the year ended 31 March 2002 up to the date of this report. The Board believes that its current focus on securing the sale of Railtrack PLC and Railtrack (UK) Limited and return of value to Shareholders is the appropriate approach to risk management and internal control.

Going Concern Basis

The Accounts have been prepared on the going concern basis, in line with the Board's view of the business. There remain a number of uncertainties which have been summarised in Note 1 to the financial statements and in the working capital statement included in the Railtrack Group announcement dated 27 June 2002 and also in the subsequent Circular to Shareholders dated 27 June 2002 which is set out below.

> "Railtrack Group is of the opinion that, taking into account the net proceeds of the Proposed Disposals, the Retained Railtrack Group has sufficient working capital for its present requirements, that is, for at least twelve months.
>
> Pending completion of the Proposed Disposals, or if they do not proceed as envisaged, Railtrack Group is of the opinion that it would have sufficient working capital for its present requirements, that is, for at least twelve months, unless:

(i) any of the Guarantees were to be called, in which case Railtrack Group would become insolvent and therefore would be obliged to seek the appointment of an administrator to Railtrack Group; or

(ii) none of the Guarantees was called, but it was not possible to reach agreement with Railtrack PLC in respect of previous arrangements to prevent potential tax liabilities of up to £34 million arising, and/or settlement of £13 million balances claimed but not accepted by Railtrack PLC on the inter-company account. In these circumstances, Railtrack Group would seek to dispose of property and/or borrow against the sum of approximately £350 million owing to the Group, failing which Railtrack Group may have insufficient working capital and would be obliged under those circumstances to seek to appoint an administrator to Railtrack Group.

The Group has a commitment to purchase Section 1 of the CTRL at its net cost. The Directors expect that Section 1 will be completed by September 2003 at an expected net cost of £1.5 to £1.7 billion and that the Group would be required to purchase Section 1 on or before 30 September 2004. If the Proposed Disposals are not completed and Railtrack Group is unable to complete the steps necessary to fund this purchase from the securitisation of the revenues relating to the future operation of the CTRL, Railtrack Group would not be able to fund this commitment from its working capital and would be obliged to seek alternative sources of financing, failing which it would be obliged to seek the appointment of an administrator to Railtrack Group."

Remuneration Report

This report should be read in conjunction with the Directors' Report and with Note 9 of the Accounts which constitute part of this Report. Full details of all elements in the remuneration package of each Director are given on pages 40 to 45.

Statement of Compliance

Details of the Company's approach to corporate governance, are included in the Report on Corporate Governance on pages 14 to 17.

Remuneration Policy for Executive Directors' Remuneration

The Remuneration Committee determines, on behalf of the Board, all matters relating to the remuneration and conditions of service of the Executive Directors.

The Committee consists of three independent Non-Executive Directors (Mr Jonathan Bloomer, Mr David Jones and Mr Gordon Sage) under the Chairmanship, since January 2001, of Mr Sage. The Chairman of the Company normally attends meetings, except when his own compensation terms are under discussion. The Chief Executive is invited to attend the meetings when the performance of Executive Directors is being discussed. No member of the Committee has any personal financial interest (other than that of a Shareholder), conflicts of interest arising from cross-directorships or day-to-day involvement in running the business. The Committee consults the Board about its proposals and uses outside consultants for the provision of independent advice.

Since 7 October 2001, the remuneration policy is to retain and reward appropriately, Executive Directors who are key to maximising the recovery of value for Shareholders, and to motivate them to achieve this objective in an effective and timely manner.

Executive Directors' remuneration is composed of:

- ***Basic Salary***

  An Executive's basic salary is reviewed annually by the Remuneration Committee or upon changes of position or responsibility.

- ***Bonus Payments***

  Prior to the 2001 financial year, the Committee established the performance objectives to be met in order for a bonus payment to be made. The performance conditions included safety, asset condition, financial targets and personal objectives. Following the appointment of the Railway Administrators, the Committee considered that these performance objectives were no longer appropriate and that bonus payments for the remainder of the year should reflect the success of the Executive Directors in enabling the Group to recover value for Shareholders.

  The maximum performance related bonus is 50 per cent. of basic annual salary.

- ***Pension Arrangements***

  The basic salary of each Executive Director is pensionable. Mr Harding is a member of the Railtrack section of the Railways Pension Scheme, a funded approved arrangement providing benefits on a salary related basis.

Messrs Harding and Osborne have also been granted pension rights via funded unapproved retirement benefit schemes which provide additional pension benefits in respect of service with companies within the Railtrack Group. These pension rights accrue over completed service with the Group and, in the case of Mr Harding, in parallel with benefits under the Railtrack section of the Railways Pension Scheme.

Directors' Contracts

Mr Harding is employed on the terms of an offer letter signed on 22 March 2002 with Railtrack Holdings Limited at a basic annual salary of £275,000.

Mr Osborne is employed on the terms of an offer letter signed on 26 January 2002 with Railtrack Developments Limited at a basic annual salary of £200,000.

Both Mr Harding and Mr Osborne are entitled to a full year bonus of up to 50 per cent. of basic salary under a Performance Related Bonus Scheme, subject to achieving certain objectives.

Executive Directors' service contracts include details of remuneration and will be available for inspection at the AGM.

Non-Executive Directors do not have service contracts.

Railtrack Group encourages Executive Directors to accept Directorships of other companies and analogous appointments, provided these are of sufficient stature and no possibility of conflict of interest or loyalty can arise. The approval of the Chairman and Chief Executive is required in each case.

Executive Share Option Scheme

No further awards will be made under this scheme. Details of the scheme and share options are shown in the Directors' Report on page 5 to page 10 along with the details of Directors' other interests in the share capital of the Company.

Long Term Incentive Scheme for Executive Directors and Senior Employees

The long term incentive scheme was replaced by the Executive Share Option Scheme in 1999. No further deferrals of bonuses nor any consequent awards will be made under the long term incentive plan. Awards under the existing cycles will run their course. Details of the scheme are shown on page 44.

Early Termination of Contracts

The Remuneration Committee has considered the proposition in paragraph B.1.9 of the Code of Best Practice that it should review what compensation commitments the Executive Directors' contracts of service would entail in the event of early termination. Following the fundamental change in Railtrack Group's purpose and the need to retain the current Executive Directors until the recovery of value for Shareholders has been completed, the Committee has agreed a liquidated sum for early termination of contract without cause based on the compensation foregone during the contractual notice period for both Mr Harding and Mr Osborne.

Remuneration Report continued

Non-Executive Directors

The Non-Executive Remuneration Committee (comprising Messrs Howe, Harding and Osborne) determines all matters relating to the fees and terms of appointment of Non-Executive Directors. Remuneration is based upon independent surveys of fees paid to Non-Executive Directors of similar companies. Non-Executive Directors are not eligible to join the Company's pension scheme and do not participate in any incentive arrangements. Non-Executive Directors do not receive any benefits in kind.

Statement of Directors' Responsibilities

United Kingdom Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group, and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control, safeguarding the assets of the Company and of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent Audit Report to the Members of Railtrack Group PLC

We have audited the financial statements of Railtrack Group PLC for the year ended 31 March 2002 which comprise the Profit and Loss Account, the Balance Sheets, the Cash Flow Statement, the Statement of Total Recognised Gains and Losses, the Note of Historical Cost Profits and Losses and the related Notes 1 to 40. These financial statements have been prepared under the accounting policies set out therein.

Respective Responsibilities of Directors and Auditors

As described in the Statement of Directors' responsibilities, the Company's Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements, auditing standards, and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Directors' Report and the other information contained in the Annual Report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. However, the evidence available to us was limited in respect of the Group's principal subsidiary Railtrack PLC due to the Administration Order imposed on it on 7 October 2001. From this date, severe long term restrictions substantially hindered the exercise

of the rights of the parent Company Railtrack Group PLC over the assets and management of its subsidiary. As a consequence, we have been unable to obtain sufficient access to the books and records of Railtrack PLC for the period from 1 April 2001 to 7 October 2001 within the timetable required for the production of the Accounts. In these circumstances we have been unable to adopt satisfactory audit procedures in relation to the results of Railtrack PLC, which have been shown as a discontinued activity within these financial statements. There were no other satisfactory audit procedures that we could adopt to verify these amounts.

In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Fundamental uncertainties

In forming our opinion, we have considered the adequacy of the disclosures made in Note 1 to the Accounts, concerning the fundamental uncertainties surrounding:

- the going concern status of the Group which is dependent upon the successful completion of the proposed sales of Railtrack PLC and CTRL;
- the value of the investment in Railtrack PLC and CTRL;
- the potential tax liabilities of £34 million; and
- any adjustments to the results of Railtrack PLC for the period from 1 April 2001 to 7 October 2001, arising from any adjusting post balance sheet events occurring since the date of finalisation of the interim Group financial statements and the adoption of the new AMP depreciation charge based on an AMP plan covering the period after 1 April 2001.

In view of the significance of these uncertainties, we consider that they should be drawn to your attention, but our opinion is not qualified in these respects.

Qualified opinion arising from limitation in audit scope

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2002.

Except for any adjustments to the financial statements that might have been found necessary had we been able to obtain sufficient evidence concerning the results of Railtrack PLC for the period from 1 April 2001 to 7 October 2001, in our opinion the financial statements give a true and fair view of the loss of the Group for the year ended 31 March 2002 and have been properly prepared in accordance with the Companies Act 1985.

In respect alone of the limitation on our work relating to the profit and loss and cash flow of Railtrack PLC for the period from 1 April 2001 to 7 October 2001 we have not obtained all the information and explanations that we considered necessary for the purposes of our audit.

Deloitte & Touche

Deloitte & Touche
27 June 2002

Chartered Accountants and Registered Auditors
Hill House, 1 Little New Street, London EC4A 3TR

Group Profit and Loss Account

Year ended 31 March 2002

	Note	2002 Continuing activities (note 1) £'m	2002 Discontinued activities (note 1) £'m	2002 Total £'m	2001 Continuing activities £'m	2001 Discontinued activities £'m	2001 Total £'m
Turnover – Before exceptional items		38	1,759	1,797	8	2,468	2,476
– Exceptional		–	–	–	–	(586)	(586)
		38	1,759	1,797	8	1,882	1,890
Less turnover attributable to joint ventures		(24)	–	(24)	–	–	–
Group turnover	6	14	1,759	1,773	8	1,882	1,890
Operating costs – Before exceptional items	7	(29)	(1,423)	(1,452)	(8)	(2,207)	(2,215)
– Exceptional	7	–	–	–	(3)	(144)	(147)
		(29)	(1,423)	(1,452)	(11)	(2,351)	(2,362)
Operating (loss)/profit	8	(15)	336	321	(3)	(469)	(472)
Share of operating loss of joint ventures		–	(1)	(1)	–	–	–
Exceptional items:							
Loss on sale of operations	4	–	(7)	(7)	–	–	–
Amounts written off investments	3	–	(1,988)	(1,988)	–	–	–
Profit on sale of fixed assets		–	44	44	7	20	27
(Loss)/profit on ordinary activities before interest		(15)	(1,616)	(1,631)	4	(449)	(445)
Net interest receivable/(payable)	12	4	(97)	(93)	12	(101)	(89)
(Loss)/profit on ordinary activities before taxation		(11)	(1,713)	(1,724)	16	(550)	(534)
Tax charge/(credit) on loss on ordinary activities	13			48			(227)
Loss on ordinary activities after taxation				(1,772)			(307)
Equity dividends – paid	14			–			(138)
Amount transferred from reserves for the financial year				(1,772)			(445)
Loss per share	15			(342.2p)			(59.6p)
Diluted loss per share	15			(348.6p)			(59.6p)

Statement of Total Recognised Gains and Losses

Year ended 31 March 2002

	2002 £'m	2001 £'m
Loss for the financial year	(1,772)	(307)
Revaluation of investment properties	–	5
Unrealised gain on formation of joint ventures (see note 28)	33	3
Clawback on disposal of properties (net of tax relief)	–	(3)
Corporation tax on realised gain on investment properties	–	(4)
Total recognised gains and losses for the financial year	(1,739)	(306)

Note of Historical Cost Profits and Losses

Year ended 31 March 2002

	2002 £'m	2001 £'m
Loss on ordinary activities before taxation	(1,724)	(534)
Realisation of property revaluation gains of previous years	61	32
Historical cost loss on ordinary activities before taxation	(1,663)	(502)
Historical cost loss for the year retained after taxation and dividends	(1,711)	(413)

Consolidated Balance Sheet

31 March 2002

	Note	2002 £'m	2001 £'m
Fixed assets			
Tangible fixed assets	16	1,133	8,805
Investments in joint ventures			
– share of gross assets		64	48
– share of gross liabilities		(38)	(44)
		26	4
Loans to joint ventures		30	32
Investments	17	56	36
		1,189	8,841
Current assets			
Stocks	18	24	56
Debtors – amounts falling due within one year	19		
– other		26	382
– amount recoverable from Railtrack PLC		351	–
		377	382
Debtors – amounts falling due after more than one year	19	–	46
		377	428
Investments	20	500	94
Cash at bank and in hand		25	24
		926	602
Creditors: amounts falling due within one year	21	(50)	(2,517)
Net current assets/(liabilities)		876	(1,915)
Total assets less current liabilities		2,065	6,926
Creditors: amounts falling due after more than one year			
Convertible debt	22	–	(392)
Other creditors	23	(1,145)	(3,575)
		(1,145)	(3,967)
Provisions for liabilities and charges	25	–	(311)
Net assets		920	2,648
Capital and reserves			
Called up share capital	27	130	129
Share premium	28	5	3
Revaluation reserve	28	–	61
Other reserves	28	532	1,085
Profit and loss account	28	253	1,370
Equity shareholders' funds	29	920	2,648

These financial statements were approved by the Board of Directors on 27 June 2002.

Signed on behalf of the Board of Directors

D. A. Harding

David A Harding

Company Balance Sheet

31 March 2002

	Note	2002 £'m	2001 £'m
Fixed assets			
Investments	17	35	2,239
Current assets			
Debtors – amounts falling due within one year	19		
– other		76	168
– amount recoverable from Railtrack PLC		351	–
		427	168
Investments	20	500	–
Cash at bank and in hand		13	335
		940	503
Creditors: amounts falling due within one year	21	(60)	(94)
Net current assets		880	409
Net assets		915	2,648
Capital and reserves			
Called up share capital	27	130	129
Share premium	28	5	3
Revaluation reserve	28	–	1,150
Other reserves	28	500	796
Profit and loss account	28	280	570
Equity shareholders' funds		915	2,648

These financial statements were approved by the Board of Directors on 27 June 2002.

Signed on behalf of the Board of Directors

D.A. Harding

David A Harding

Group Cash Flow Statement

Year ended 31 March 2002

	Note	2002 Continuing activities £'m	2002 Discontinued activities £'m	2002 Total £'m	2001 £'m
Net cash inflow from operating activities	33	44	112	156	718
Dividends received from joint ventures		4	–	4	–
Returns on investments and servicing of finance					
Interest received		4	13	17	27
Interest paid		–	(139)	(139)	(150)
Net cash inflow/(outflow) from returns on investments and servicing of finance		4	(126)	(122)	(123)
Capital expenditure and financial investment					
Purchase and sale of tangible fixed assets		–	(1,207)	(1,207)	(2,134)
Sale of trade investment		30	–	30	–
Capital element of finance lease receipts		–	–	–	14
Capital grants received		–	–	–	63
Loans repaid by/(made to) joint ventures		10	–	10	(32)
Net cash inflow/(outflow) from capital expenditure		40	(1,207)	(1,167)	(2,089)
Acquisitions and disposals					
Disposal of subsidiary				8	–
Acquisitions and sale of joint ventures				(1)	–
Net cash inflow from acquisitions and disposals				7	–
Equity dividends paid				(78)	(124)
Cash outflow before use of liquid resources and financing				(1,200)	(1,618)
Management of liquid resources					
(Purchase)/disposal of short term deposits				(39)	474
Financing					
Issue of ordinary share capital				2	3
New loans				1,238	1,165
Net cash inflow from financing				1,240	1,168
Increase in cash	34			1	24

Notes to the Accounts
Year ended 31 March 2002

1. Basis of Preparation

Introduction

The Group accounts are a consolidation of the financial statements of the Company and all its subsidiary undertakings with the exception of Railtrack PLC and Railway Safety.

On 7 October 2001, as a result of the Special Railway Administration ('the Administration') Order against Railtrack PLC, the Group lost control of that subsidiary and therefore, in accordance with Financial Reporting Standard ('FRS') 2 'Accounting for Subsidiary Undertakings', its results and cashflows for the period after 7 October 2001 have not been included in the consolidated Profit and Loss Account and Cash Flow Statement and its assets and liabilities have not been included in the 31 March 2002 consolidated Balance Sheet. The Group's investment in Railtrack PLC has therefore been reclassified as a trade investment. The Directors have reviewed the carrying value of this investment and have concluded that it has been impaired and have booked the resulting write-down, being the difference between the net tangible assets of Railtrack PLC at 7 October 2001 and the value of the offer received from Network Rail for the Group's investment in Railtrack PLC, as an amount written-off investments. In the Profit and Loss Account the activities of the Group have therefore been classified as follows:

- *Discontinued Activities*

  As a result of the Administration Order against Railtrack PLC on 7 October 2001, the Group lost control of that subsidiary and Railway Safety. Therefore, their results up to that date have been classified as discontinued operations.

  On 15 November 2001, the principal activities of Railtrack Travel Limited ceased with the closure of its totaljourney.com joint venture. This decision was taken in response to an intervention by the Rail Regulator.

  On 25 March 2002 Railtrack Insurance Limited was sold to Railtrack PLC.

- *Continuing Activities*

  All other activities of the Group have been treated as continuing activities.

Fundamental Uncertainties

The Administration Order has had a significant impact on the Group's financial position resulting in a number of fundamental uncertainties. The successful completion of the proposed sale of Railtrack PLC to Network Rail and the Group's interests in the Channel Tunnel Rail Link to London & Continental Railways Limited (together 'the Proposed Disposals'), as explained in the Chairman's letter contained in the Circular dated 27 June 2002, would result in the elimination of the uncertainties relating to going concern and the Balance Sheet. At the date of approval of these financial statements these proposed sales remain subject to Shareholder approval as disclosed in note 5. These fundamental uncertainties may have a significant impact on the following areas:

Notes to the Accounts continued

(a) *Going Concern*

In accordance with FRS 18 'Accounting Policies' the financial statements have been prepared on the going concern basis. On the basis of the Proposed Disposals proceeding, it is expected that Railtrack Group PLC will remain a going concern. However, in the event that these do not proceed there are certain fundamental uncertainties that may affect the ability of the Group to continue as a going concern. These are:

Obligation to Purchase Section 1 of the Channel Tunnel Rail Link (CTRL)

Railtrack (UK) Limited, a subsidiary of Railtrack Group PLC, has committed to purchase Section 1 of the CTRL at its net cost. The Directors expect that Section 1 will be completed by September 2003 at an expected net cost of £1.5 to £1.7 billion and that Railtrack Group PLC would be required to purchase Section 1 on or before 30 September 2004.

The Administration Order has created uncertainty over whether certain agreements, to which Railtrack Group is a party, would come into or continue in effect. In the event of these contracts terminating or not coming into effect, the purchase obligation would become an onerous contract that could not be funded by the Group.

These financial statements have been prepared on the assumption that the sale of the Group's interests in the CTRL to London & Continental Railways Limited proceeds.

Guarantees

Railtrack Group PLC has outstanding guarantees of up to £1 billion that have become contingent liabilities as a result of the Administration. These are in respect of two European Investment Bank facilities made available to Railtrack PLC, of which £800 million had been drawn at 31 March 2002.

The Group has also guaranteed three bank facilities of up to £700 million which have been made available to London & Continental Railways Limited in connection with the CTRL, of which £472 million had been drawn at 31 March 2002.

These financial statements have been prepared on the assumption that the Proposed Disposals proceed and therefore that there is no call on Railtrack Group PLC under these guarantees.

The financial statements do not include any adjustments that would arise should the going concern basis prove inappropriate.

(b) *Group Balance Sheet*

Carrying Value of Railtrack PLC

The carrying value of the Group's investment in Railtrack PLC of £500 million is based upon the offer from Network Rail to purchase Railtrack PLC (in Railway Administration). This offer remains subject to Shareholder approval. If the Proposed Disposals do not proceed there will remain a fundamental uncertainty as to the value of this investment.

Carrying Value of the CTRL Assets

The Group Balance Sheet includes the assets constructed to date of £1.1 billion as well as a related liability for the purchase obligation of £1.1 billion. As set out above, uncertainty remains over the ongoing operating arrangements and it is therefore not possible to assess whether any impairment in value or any further purchase obligations should be recognised.

Taxation

The Group has certain contingent tax liabilities arising from transactions entered into before 7 October 2001 for which no provision has been made. There is uncertainty whether the Administrators of Railtrack PLC will permit the planned rollover of chargeable gains arising in the year. If they do not, the Group could suffer a further tax liability of up to £34 million.

As part of the sale of Railtrack PLC to Network Rail it is anticipated that the planned rollover will occur and that therefore this contingent tax liability will not crystallise.

(c) Group Profit and Loss Account

There are a number of fundamental uncertainties relating to the Profit and Loss Account of Railtrack PLC for the period from 1 April 2001 to 7 October 2001 which have been included in the discontinued operations on the face of the Profit and Loss Account. Any adjustments arising from these uncertainties would have an equal and opposite adjustment on the exceptional charge arising from the amounts written off investments. The matters of which there is fundamental uncertainty are:

Events occurring between 17 December 2001 and 27 June 2002

The Railtrack PLC results included in these financial statements are based on the information included in the unaudited interim accounts for Railtrack Group PLC for the period to 30 September 2001, which were approved on 17 December 2001. Since the date of the Administration Order, the affairs, business and property of Railtrack PLC have been managed by the Administrators and limited information on Railtrack PLC has been provided to Railtrack Group. Although a number of Railtrack Group directors were also directors of Railtrack PLC prior to their resignation as Railtrack PLC directors on or before 1 February 2002, access to information on Railtrack PLC was progressively restricted. Since 1 February 2002, the Administrators have declined to release information on terms acceptable to the Board and within the timetable required for the production of these Accounts, with the result that the Directors have only received limited information on Railtrack PLC. It is therefore not possible to identify, as required by Statement of Standard Accounting Practice ('SSAP') Number 17 'Accounting for Post Balance Sheet Events', whether any adjusting post Balance Sheet events have occurred that would require amendments to these previously reported figures.

Railtrack PLC Profit and Loss Account for the Period from 1 October 2001 to 7 October 2001

No information is available to the Directors of Railtrack Group PLC on the trading results of Railtrack PLC for the above period and therefore the results of this period have been excluded from the financial statements.

Asset Maintenance Plan (AMP)

Fundamental uncertainty exists over amounts included within the Profit and Loss Account for the period to 30 September 2001 in respect of the AMP and the renewals accounting policy that had been applied in respect of certain network assets.

The impact of gauge corner cracking and the industry's changing approach to risk meant that the AMP requirements were still under review at the time of the Administration Order. Decisions on the timing and basis of preparation of the AMP are now matters for the Administrators of Railtrack PLC.

The depreciation charge presented represents six months of charge relating to track, route structures, stations and depots. This figure was based on the Directors' best estimate of the cost set out within Railtrack PLC's draft asset maintenance plan at the time.

2. Principal Accounting Policies

The financial statements have been prepared in accordance with applicable accounting standards. The principal accounting policies adopted are described below. The only new standard adopted this year is the initial disclosure requirements set out in FRS 17 'Retirement Benefits'.

Accounting Convention

The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain fixed assets.

Investments which are held for the long term and in which the Group has a participating interest and exercises joint control with one or more other parties are treated as joint ventures as defined by FRS 9 'Associates and Joint ventures' and accounted for on the gross equity method.

The Group's share of the results of the investments is included in the Profit and Loss Account and the Group's share of net assets is included in investments in the Balance Sheet.

Where the Group has entered into joint arrangements that are not entities as defined in FRS 9 'Associates and Joint ventures', they have been accounted for by recognising in the financial statements the Group's attributable revenues, expenses, assets, liabilities and cash flows of the joint arrangement. Intra-group sales and profits are eliminated on consolidation.

Turnover

Turnover represents amounts due for the year derived from the management and provision of assets for use in the operation of a railway, property rental income, and the sale of commercial and development properties, net of value added tax, and takes account of any penalties or bonuses in respect of the year.

Fixed Assets

Investment Properties

Investment properties comprise offices and other non-specialist properties that are not occupied by the Group where the interest is completely separable from the railway infrastructure and which are held for their investment potential. Investment properties are revalued periodically in accordance with SSAP 19 'Accounting for Investment Properties'. Any surplus or deficit on revaluation is transferred to the revaluation reserve unless a deficit below original cost, or its reversal, on an individual investment property is expected to be permanent, in which case it is recognised in the Profit and Loss Account for the year.

No depreciation is provided in respect of freehold investment properties or leasehold investment properties with over 20 years to expiry. This is a departure from the requirements of the Companies Act 1985 which requires all properties to be depreciated.

The Directors consider that this accounting policy results in the financial statements giving a true and fair view. Such properties are held for investment and not for consumption. The Directors consider that to depreciate them would not give a true and fair view. Depreciation is one of many factors reflected in the annual valuation and the amount that might otherwise have been shown cannot be separately identified or quantified.

Depreciation

Operational assets other than land, track, route structures, stations and depots are depreciated on a straight-line basis over their estimated useful economic lives. No depreciation is charged on capital work-in-progress. The estimated lives for the principal asset categories are as follows:

Other land and buildings	50 years
Signalling systems and electrification	15-50 years
Telecommunications	5-20 years
Plant and machinery	3-20 years
Information systems – software and hardware	3-5 years

Railtrack PLC operates an independently certified asset maintenance plan which forecasts the maintenance over a 10 year period for maintaining the operating capability of track, route structures, stations and depots in accordance with Railtrack PLC's operational policies and standards. The asset maintenance plan charge of £406 million (2000/2001: £764 million) which includes efficiencies and an allowance for economic obsolescence, is included in the depreciation charge for the six months to 30 September 2001. Actual expenditure is capitalised as incurred.

The carrying amounts of those assets that have been replaced or restored by subsequent expenditure are removed from fixed assets.

Investments in Subsidiaries

Investments in subsidiaries are stated at Directors' valuation. The Directors have adopted valuations based on the net assets of Railtrack (UK) Limited, Railtrack Developments Limited, Railtrack (Spacia) Limited and Railtrack Telecom Services Limited at 31 March 2002 which, in their opinion, are appropriate to the circumstances of the companies.

Grants

Grants and other contributions received towards the cost of tangible fixed assets are included in creditors as deferred income and credited to the Profit and Loss Account over the life of the asset. Revenue grants are credited to the Profit and Loss Account so as to match them with the expenditure to which they relate.

Deferred Taxation

Deferred taxation is provided on timing differences, arising from the different treatment for accounts and taxation purposes of transactions and events recognised in the financial statements of the current year and previous years. Deferred taxation is calculated at the rates at which it is estimated that tax will arise. Deferred taxation is discounted using the post tax yields to maturity that could be obtained at the Balance Sheet date on government bonds with maturity dates similar to those of the deferred taxation assets and liabilities.

Deferred taxation is not provided in respect of timing differences arising from the sale or revaluation of fixed assets unless, by the Balance Sheet date, a binding commitment to sell the asset has been entered into and it is unlikely that any gain will be rolled over.

Long Term Contracts

Long term contract work-in-progress is stated at cost plus, where the outcome can be assessed with reasonable certainty, estimated profits attributable to the state of completion, less provision for any known or anticipated losses and progress payments receivable on account. Contract provisions in excess of amounts recoverable are included in provisions for liabilities and charges.

Advance and progress payments are included under creditors to the extent that they exceed the related work-in-progress.

Work-in-progress is shown within stocks, except where it includes attributable profit, when it is shown under debtors as amounts recoverable under contracts.

Stocks

Stocks and work-in-progress, other than on long term contracts, are stated at the lower of cost and net realisable value. Cost includes materials, direct labour and production overheads appropriate to the relevant stage of production. Net realisable value is based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs.

Leases

The net investment in assets leased to third parties is included in debtors. Income from finance leases is allocated to accounting periods so as to give a constant rate of return on the net investment in the lease.

Assets obtained under finance leases and hire purchase contracts are included in tangible fixed assets at their historical cost. The finance charges are allocated over the period of the lease in proportion to the capital element outstanding.

Operating lease rentals are charged to income in equal annual amounts over the lease term.

Pension Costs

The expected cost of providing pensions, as calculated periodically by professionally qualified actuaries, is charged to the Profit and Loss Account so as to spread the cost over the service lives of employees in the scheme in such a way that the pension cost is a substantially level percentage of current and expected future pensionable payroll. Differences between the amount charged to the Profit and Loss Account and payments made to the scheme are treated as assets or liabilities in the Balance Sheet. Further details are given in note 11 to the accounts.

Investments

Current asset investments are stated at the lower of cost and net realisable value.

Financial Instruments

The Group uses various derivative products, principally interest rate swaps and forward rate agreements, to manage its exposure to interest rate fluctuations on its debt portfolio. Amounts payable or receivable in respect of these transactions are recognised as adjustments to interest expense over the period of the contracts. Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. In other cases any termination payments are taken to the Profit and Loss Account. No transactions of a speculative or trading nature are undertaken. Financial instruments are not recognised in the Balance Sheet.

Capitalised Interest

Interest is capitalised during the period of construction on all projects to the extent that the project is not financed by the contractor. Interest is capitalised by the Group on investments in joint venture properties to the extent they are funded by Group borrowings.

Foreign Exchange

Monetary assets and liabilities expressed in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year. Individual transactions denominated in foreign currencies are translated into sterling at the exchange rates ruling on the dates payment takes place, unless related or matching forward foreign exchange contracts have been entered into, then the rates specified in the relevant contracts are used.

Eurobonds and Exchangeable Bonds

The discount of principal and related fees associated with the issue of eurobonds and exchangeable bonds are accounted for as a reduction in the balance outstanding of the eurobonds and exchangeable bonds, and are amortised over the lives of the bonds. The amortisation charge is included within interest payable.

Channel Tunnel Rail Link

On 18 February 1999 the Channel Tunnel Rail Link agreements with London & Continental Railways were agreed. At this date certain construction assets and liabilities in connection with section one of the Channel Tunnel Rail Link (CTRL or 'the Link') were vested in Union Railways (South) Limited and a redeemable special share was issued to Railtrack (UK) Limited which gives the right to appoint the Board of Directors of the company. The consolidated financial statements of Railtrack Group PLC have been prepared by making appropriate consolidation adjustments to the financial statements of Union Railways (South) Limited, using the principles of FRS 5 'Reporting the substance of transactions' to report the substance of the transaction, which is that of a joint arrangement, in Railtrack Group PLC financial statements. At 31 March 2002 Railtrack Group PLC has included £1,111 million (31 March 2001: £810 million) in fixed assets as an asset in the course of construction and £1,095 million (31 March 2001: £793 million) in creditors greater than one year comprising the obligation to purchase the Link on completion. No other assets or liabilities of Union Railways (South) Limited have been included in the consolidated Balance Sheet.

3. Amounts Written Off Investments

An exceptional loss of £1,988 million arises on the write down of the carrying value of the investment in Railtrack PLC held by Railtrack Group PLC from its book value of £2,488 million to its estimated market value.

The estimated market value of the investment of £500 million is based on the offer made by Network Rail for Railtrack PLC (as detailed in the Directors' Report). This offer is subject to Shareholder approval and a number of other conditions being satisfied.

For the reasons set out in note 1 above, it is not possible for the Directors to determine how much of this exceptional charge relates to:

- the trading results of Railtrack PLC for the period since 7 October 2001;
- the loss of value in Railtrack PLC arising from the company being placed in Administration;
- the costs and related losses arising from the Railway Administration Order; and
- the losses arising from the anticipated disposal process.

4. Loss on Sale of Operations

Railtrack Insurance Limited was sold to Railtrack PLC on 25 March 2002 for a consideration of £10.75 million. At 31 March 2002, £8 million had been received. The balance of £2.75 million is included within Debtors – amounts falling due within one year, the payment of which is dependent upon conditions outlined in note 19.

On the date of the Administration Order, effective control of Railway Safety was lost and hence the activities have been treated as discontinued. No gain or loss arose as a result.

Railtrack Travel Limited was placed into members voluntary liquidation in April 2002. The trading activities in the year were treated as discontinued and a loss was recognised of £1 million. A loss of £5 million arose on its disposal of its joint venture, totaljourney.com.

5. Post Balance Sheet Events

Details are disclosed in the Directors' Report on pages 8 to 10.

6. Turnover

	2002			2001
	Continuing Activities £'m	Discontinued Activities £'m	Total £'m	Total £'m
Passenger franchise revenue	–	866	866	1,523
Revenue grant	–	732	732	–
Freight revenue	–	49	49	142
Property rental income	1	77	78	146
Other income	–	29	29	55
Commercial and development property sales	13	6	19	24
	14	1,759	1,773	1,890

All turnover relates to the UK.

Revenue grants

The Company has two separate agreements with the Strategic Rail Authority (SRA) for the receipt of revenue grants:

"Deferred Grant"

In a letter dated 2 April 2001 the SRA agreed to bring forward revenue which, under the Rail Regulator's October 2000 determination, would have otherwise been included in the Regulatory Asset Base (RAB) at the end of the second regulatory control period. The first payment of £337 million was received on 1 October 2001.

"Network Grant"

Schedule D to the October determination by the Rail Regulator provided for the receipt of income in the second regulatory control period via a direct grant from the SRA, as an alternative to track access charges. Following failure of the "best endeavours" agreement made with the SRA, also on 2 April 2001, to securitise sums due under this arrangement, the first payment of £162 million became due on 1 October 2001.

In accordance with SSAP 4, and on the basis that the Directors at the time of the interim statements had reasonable assurance that future payments will be received from the SRA as they fall due, the grants due in respect of the services provided in the year have been credited to revenue. The amounts credited are calculated in accordance with the original agreements and amount to £732 million for the six months ended 30 September 2001.

Notes to the Accounts continued

7. Operating Costs

	2002			2001		
	Continuing Activities £'m	Discontinued Activities £'m	Total £'m	Continuing Activities £'m	Discontinued Activities £'m	Total £'m
Other operating income	(2)	(29)	(31)	(2)	(77)	(79)
Staff costs (note 10)	3	210	213	1	361	362
Own work capitalised	–	(105)	(105)	–	(172)	(172)
Capital grants amortised	–	(5)	(5)	–	(11)	(11)
Other external charges						
Normal activities	28	845	873	9	1,386	1,395
Exceptional item	–	–	–	3	(70)	(67)
	28	845	873	12	1,316	1,328
Depreciation and other amounts written off tangible fixed assets						
Normal activities	–	507	507	–	720	720
Exceptional item	–	–	–	–	214	214
	–	507	507	–	934	934
	29	1,423	1,452	11	2,351	2,362

At 30 September 2001, the AMP requirement in relation to Railtrack PLC was still under review. The AMP for the second regulatory control period, from 1 April 2001 to 31 March 2006, had therefore not been completed, nor, as required by FRS 15 'Tangible Fixed Assets', certified by an independent, appropriately qualified person. It was anticipated that the plan would have been finalised and certified prior to the publication of the financial statements for the year ended 31 March 2002. Decisions on the timing and basis of preparation of the AMP are now a matter for the Administrators of Railtrack PLC.

The depreciation charge presented above represents six months of charge relating to track, route structures, stations and depots. This figure was based on the Directors' best estimate of the cost set out within Railtrack PLC's draft asset maintenance plan at the time.

Included in other external charges is £8.2 million representing costs associated with property disposals.

8. Operating (Loss)/Profit

	2002 £'m	2001 £'m
This is arrived at after charging:		
Rentals under operating leases		
– Plant and machinery	–	3
– Other	–	59
Research and development	–	1

As set out in note 1, no information in relation to Railtrack PLC required for this note has been provided to the Directors of Railtrack Group PLC for the period from 1 April 2001 to 30 September 2001. It has therefore not been possible to provide the analysis required by the Companies Act.

	2002 £'m	2001 £'m
Depreciation		
– Owned assets	506	932
– Assets held under finance leases	1	2
Auditors' remuneration		
– Statutory audit services	0.3	0.5
– Other compliance work	0.1	0.1
– Assistance with HM Government and SRA negotiations	0.2	1.2
– Insolvency advice to Board following the Administration	0.6	–
– Other information systems advisory work	–	0.7
– Other non-audit fees	0.3	0.4
Non-exceptional one-off costs		
– Release of the property maintenance backlog provision	–	(24)
– Other one-off costs	–	9
– Contractor claims	–	12
– Professional fees	4.0	–
– Professional fees associated with the CTRL agreements	5.4	–
Exceptional item		
– Performance and other payments to TOCs £nil (2000/2001: £561 million), operating costs £nil (2000/2001: £26 million) and additional depreciation £nil (2000/2001: £57 million) arising from Hatfield	–	644
– Performance penalties arising from extreme weather in October 2000	–	25
– Additional depreciation arising from review of the asset maintenance plan	–	157
– Release of property maintenance backlog provision largely in respect of major stations	–	(93)
	–	733

Auditors' remuneration

The Company's policy on employing the auditors to provide services other than audit services, which has been approved by the Audit Committee, is to require a competitive tender except in narrowly defined circumstances where the Company considers that for confidentiality, past knowledge or other reasons there is an advantage to the Company using its single tender procurement procedures.

9. Directors' Remuneration

(i) Directors' Remuneration (Excluding Pension Scheme Contributions)

	2002 £'000	2001 £'000
Remuneration payable to Directors in office at 31 March		
Chairman's fees and Executive Directors' salaries	262	1,201
Other emoluments including benefits in kind	66	160
Other performance related bonus payments	103	–
Other payments	–	106
Fees paid to Non-Executive Directors	158	167
	589	1,634
Remuneration payable to Directors who resigned on or before 31 March		
Chairman's fees and Executive Directors' salaries	1,618	355
Other emoluments including performance related bonus payments	224	21
Other payments	636	594
	2,478	970
	3,067	2,604

The Chairman and Executive Directors were paid basic salaries; Executive Directors could also earn performance related bonus payments according to objectives established by the Remuneration Committee each year. The potential maximum bonus was 50 per cent. of basic salary.

Mr Harding is a member of the Railtrack Holdings Limited section of the Railways Pension Scheme (RPS). Messrs Bull, Leah and Middleton were members of the Railtrack section of the RPS until their resignations and continue to be members in respect of their duties at Railtrack PLC. Mr Marshall was a member of the RPS until his resignation where upon he resigned from the Scheme. Messrs Cox and Murray were members until they left the Company.

Details of the directors' pension benefits are given on pages 42 to 44.

(ii) Remuneration of Chairman and Executive Directors

	Fees and salaries £'000	Benefits £'000	Annual bonus £'000	Other £'000	Total remuneration excluding pension contributions 2002 £'000	2001 £'000
D A Harding *(appointed Finance Director on 25 April 2001 and Chief Executive 7 March 2002)*	238	65	100	–	403	–
G M T Howe *(appointed 7 March 2002)*	12	–	–	–	12	–
S K Osborne *(appointed 7 March 2002 having previously served as Group Secretary and General Counsel)*	12	1	3	–	16	–
	262	66	103	–	431	–
Sir Philip Beck *(resigned 18 June 2001)*	47	–	–	121	168	200
G S M Bull *(appointed 25 April 2001 and resigned 11 February 2002)*	240	8	75	–	323	–
J Cox *(until 31 July 2001)*	102	92	–	327	521	351
C R Leah *(resigned 11 February 2002)*	203	14	–	–	217	179
S Marshall *(appointed Non-Executive Director 7 March 2002 having previously served as Chief Executive)*	492	12	–	–	504	361
R J Middleton *(resigned 11 February 2002)*	203	15	–	–	218	182
S A Murray *(resigned 14 June 2001)*	57	8	–	188	253	194
J H Robinson *(appointed Non-Executive Director 7 March 2002 having previously served as Chairman)*	274	–	–	–	274	–
	1,880	215	178	636	2,909	1,467

Messrs Bull, Leah and Middleton resigned as Directors of Railtrack Group PLC on 11 February 2002. They did not receive compensation for loss of office. Mr Marshall waived his annual bonus for 2001/02 and the special bonus arrangements to which he was entitled. He did not receive any compensation for loss of office. He was paid his salary until 7 April, the end of his contractual notice period as Chief Executive, and received payment in lieu of outstanding leave.

Sir Philip Beck received compensation for the unexpired portion of his term of office. Mr Cox was subject to a mitigated payment when he left the Company, under which he received salary and other benefits until he accepted alternative employment or until his contract expired; a payment was made by the Administrators of Railtrack PLC in respect of the period to 31 August 2002. Mr Murray received compensation for loss of office for the unexpired portion of his service contract.

Mr Robinson waived his right to compensation in lieu of notice upon standing down as Chairman.

Notes to the Accounts continued

(iii) Directors' Pension Benefits

The basic salary of each Executive Director is pensionable. Messrs Bull, Cox, Harding, Leah, Marshall, Middleton, Murray and Osborne are (or were) members of the Railtrack section of the Railways Pension Scheme. This funded approved arrangement provides benefits on a salary related basis in respect of membership. Company contributions to the Railways Pension Scheme in the year ended 31 March 2002 in respect of current directors were £6,000 (2000/2001: £50,000) and in respect of directors who resigned before 31 March 2002 were £56,000 (2000/2001: £15,000).

Messrs Bull, Cox, Harding, Leah, Marshall, Middleton, Murray and Osborne have also been granted pension rights via top-up arrangements to provide additional pension benefits in respect of service with companies within the Railtrack Group (including all its subsidiaries). These rights accrue over completed service with the Group in parallel with benefits under the Railtrack section of the Railways Pension Scheme where applicable.

The table below shows the entitlement from the Railtrack section of the Railways Pension Scheme, and top-up arrangements where appropriate, of each Executive Director of Railtrack Group PLC at 31 March 2002, together with the increases in those benefits during the year, calculated using the accrued benefit basis.

The increases in accrued benefit during the year represent the amount of annual pension entitlement earned resulting from additional length of service or changes in salary for Defined Benefit (DB) pensions. The benefits shown for Messrs Harding and Osborne represent the accrual of benefit from the date of appointment to the Board. Messrs Bull, Cox, Leah, Middleton and Murray resigned from the Board during the year. The figures shown for them represent the accrual of benefits to the date of their resignations. The increase in accrued benefit during the year is shown after the exclusion of the effect of inflation. All benefit values and contributions shown exclude the effect of any additional voluntary contributions made by the Director.

	Age at year end	*Directors' contributions in year £'000*	*Increase in annual accrued DB pensions during the year £'000*	*Accrued annual benefits for DB pensions at 31 March 2002 or at resignation date if earlier £'000*
G S M Bull	42	3	10	16
J Cox	45	2	2	3
D A Harding	54	4	1	1
C R Leah	54	7	38	145
S Marshall	45	4	2	4
R J Middleton	46	7	31	114
S A Murray	50	3	3	20
S K Osborne	54	–	–	–

Note: Messrs Cox, Marshall and Murray received lump sum payments disclosed below in respect of top-up arrangements accrued up to their date of leaving. Top-up arrangements have therefore been excluded from the table above.

The earliest age at which the Executive Directors are normally entitled to receive their DB pension without actuarial reduction is 60. Directors can retire early on the same terms and conditions that apply to other members of the Railtrack section of the Railways Pension Scheme

from the age of 50. The actuarial reduction factors that apply under the scheme are 2 per cent. per annum between the ages of 60 and 55, and 3 per cent. per annum for ages below 55. In keeping with other members of the scheme, the right to take early retirement benefits is at the option of the individual, subject only to having left Railtrack PLC's employment.

In addition to members' benefits, dependants' pensions are paid to a surviving spouse on death after retirement in line with those paid to all members of the Railways Pension Scheme, for DB pensions. The dependant's pension is payable at the rate of one half of the members' pension accrued at the date of death, or in payment if death occurs after retirement, although on death after retirement the effect of any commutation for a tax free cash sum is ignored when calculating the dependant's pension. In addition, the scheme pays pensions to surviving children. Where two children survive, a pension additional to the dependant's pension is paid at the rate of 3/8 of the member's pension. Children's pensions are paid to the age of 18 or a later age, at the discretion of the Railtrack Section Pensions Committee, if the child is in full time education or handicapped. The Railway's Pension Scheme provides guaranteed increases to all pensions in payment and deferment in line with the Retail Prices Index.

Top up arrangements for Messrs Leah and Middleton were clarified during the year. The increase in annual benefit shown above reflects revised accrued benefits at 31 March 2001 of £105,000 (previously £98,000) for Mr Leah and £81,000 (previously £71,000) for Mr Middleton.

The Company made contributions to FURBS for Mr Harding and Mr Osborne of £49,000 and £17,000 respectively. For the period during which he was Chairman, Mr Robinson received a payment equivalent to 25 per cent. of his salary as a contribution to his personal pension arrangements. A similar arrangement was agreed for Mr Howe.

Mr Murray had additional periods of service granted as a result of transfer values paid in from previous schemes. The benefits of those transferred periods of membership are included in the table above. In addition Mr Murray was granted additional periods of membership in respect of capped earnings only in the Railtrack section of the Railways Pension Scheme. These additional periods of membership accrued uniformly over the Executive's service to the scheme normal retirement age of 60. The benefits of additional membership accrued to 31 March 2002 are included within the table, as is the additional personal contribution paid by the individual.

The Executive Directors other than Mr Osborne contribute 5 per cent. of pensionable earnings, less one and a half times the basic state pension for single persons. For Messrs Bull, Cox, Harding, Marshall, and Murray pensionable earnings are restricted to the earnings cap introduced by the Finance Act 1989, £95,400 at 31 March 2002.

Following their leaving the Company, Mr Murray and Mr Cox received enhanced pension entitlements as lump sums calculated by an independent actuary of £230,034 and £180,479 respectively. Following Administration, Mr Marshall and Mr Harding resigned as Directors of Railtrack PLC. Mr Marshall received a lump sum of £338,886 in respect of his contractual, accrued pension entitlement. Mr Harding waived his rights arising from the premature termination of his employment with Railtrack PLC. He received a payment of £198,818 being the contribution to his FURBS for the remainder of his notice period. Prior to his appointment to Railtrack Group PLC,

Notes to the Accounts continued

Mr Osborne resigned as Company Secretary and General Counsel of Railtrack PLC and received a contractual redundancy payment of £264,000, which included the transfer of his company car, and took early retirement in accordance with the rules of the Railways Pension Scheme.

Mr Marshall has a deferred pension under the Railtrack section of the Railways Pension Scheme. No other Non-Executive Director is or was a member of the Railtrack section of the Railways Pension Scheme.

(iv) Long Term Incentive Scheme for Executive Directors

The Long Term Incentive Scheme was replaced by the Executive Share Option Scheme in 1999. No further deferrals of bonuses nor any consequent awards will be made under the Long Term Incentive Scheme. However, awards under the existing cycles will run their course.

The shares purchased with the deferred bonus are held in trust for a three year period at the end of which they are returned to the participants. Depending on the degree of achievement of two key criteria, the Company awards the participants, at the end of the three year period, an additional number of shares (between zero and five times the original gross value of the deferred bonus). The key criteria are: real growth in earnings per share; and improvements in train performance.

The shares awarded as a result of the scheme are released to the participants on the basis of 50 per cent. in the fourth year and 25 per cent. in the fifth and sixth year after the end of the year in which the initial bonus is deferred.

The Chairman does not participate in the Long Term Incentive Scheme.

The performance period for the second and final scheme, where a part of the 1997/8 bonus was deferred, was completed in March 2001. This did not result in the award of any additional multiple of the deferred bonus for the eligible participants.

(v) Executive Share Option Scheme

The Executive Share Option Scheme is a standard scheme with approved and unapproved sections. Options are normally granted over a period of years and can be exercised after three years (maximum of 10 years) provided the performance criterion has been achieved. The performance criterion is to achieve an earnings per share growth of at least RPI plus 3 per cent. per annum over the three year vesting period. Options were last granted under the scheme in June 2001. It is not intended to grant any further options under the scheme.

(vi) Share Options

Details of Directors' share options and other interests in the share capital of the Company, including disclosure required by the Companies Act 1985 and those specified for audit by the Financial Services Authority, are shown in the Directors' Report on pages 6 to 7 and form part of these audited financial statements.

(vii) Non-Executive Directors

The remuneration of the Non-Executive Directors was as follows:

	2002 £'000	2001 £'000
J W Bloomer	34	28
V Cocker	34	33
C W Jonas (resigned 31 July 2001)	6	27
D H Jones (appointed 25 April 2001)	27	–
S Marshall (appointed Non-Executive Director 7 March 2002)*	–	–
J A Page (resigned 31 July 2001)	9	39
J H Robinson (appointed Non-Executive Director 7 March 2002)	1	–
G H Sage**	47	31

* Mr Marshall waived his remuneration as a Non-Executive Director.

** Mr Sage served as a Director of Railway Safety until 31 March 2002.

10. Employees

	2002 £'m	2001 £'m
Staff costs during the year (including Directors)	213	362

	No.	No.
Average number of persons employed:		
Discontinued operations	12,387	11,530
Continuing operations	18	–

For the reasons set out in note 1, no information in relation to Railtrack PLC required for this note has been provided to the Directors of Railtrack Group PLC for the period from 1 April 2001 to 30 September 2001. It has therefore not been possible to allocate the staff costs attributable to Railtrack PLC of £213 million between wages and salaries, social security costs and pension costs. In the prior year, wages and salaries were £333 million, social security costs were £28 million and pension costs were £1 million.

	2002 No.	2001 No.
Number of persons employed:		
At 31 March	18	11,776

The number of persons employed by Railtrack Group PLC at 31 March 2002 was three. Included in the above figure are those employees seconded to Railtrack Group PLC from Railtrack PLC due to their involvement in the day-to-day operations and management of Railtrack Group PLC.

11. Pension Costs

The Group has continued to account for pensions in accordance with SSAP24. Full adoption of the requirements of FRS17 'Retirement Benefits' is not mandatory and so the transitional disclosures required by FRS17 have been adopted.

Notes to the Accounts continued

SSAP24 disclosure

The principal pension scheme in which the Railtrack Group participates is the Railways Pension Scheme (RPS), which was established by statutory instrument and commenced on 1 October 1994 and is a funded defined benefit arrangement. The assets and liabilities under the predecessor scheme, the BR Pension Scheme (BRPS), were transferred to the RPS on that date. The RPS is an industry-wide scheme for all eligible employees within the railway industry. There are different sections within it for different employers or groups of employers. The assets and liabilities of each section are identified separately from those of the other sections. Railtrack has its own section, Railtrack Shared Cost Section (the 'Railtrack section'). This scheme, whose assets are held separately from Railtrack, is contributory and provides pensions related to pay on retirement.

The assets transferred to the RPS from the BRPS on 1 October 1994 were apportioned amongst the various sections of the RPS in accordance with the methods and assumptions specified in The Railways Pensions (Transfer and Miscellaneous Provisions) Order 1994 (the 'Transfer Order') which effected the transfer. The amount credited to the Railtrack section included a share of the surplus, which is reflected in the funding position of the section.

The most recent valuation of the RPS for funding purposes was carried out by the actuary to the RPS as at 31 December 1998. The main financial assumptions used in the valuation relative to an inflation assumption of 3.0 per cent. per annum are an investment return of 3.75 per cent. per annum, general pay inflation of 1.5 per cent. per annum, zero increases in both the state basic pension and the scheme pension and dividend growth of 0.75 per cent. per annum. An actuarial valuation is currently underway.

Based on these assumptions, the results of the valuation showed that at 31 December 1998 the actuarial value of the assets of the Railtrack section was £867 million (market value £1,022 million), the past service liability was £698 million and £106 million was required to support the reduced employer and member contributions. The funding level of Railtrack section was 108 per cent. At the date of the valuation there were 10,441 contributing members and 3,745 pensioners and deferred pensioners.

The Actuary to the RPS calculated the long term contribution rate for the Railtrack section as 23.5 per cent. of section pay (24.7 per cent. of section pay at the last valuation on 1 April 1996). The contribution rate is split in the proportion 60:40 between Railtrack and members. At present the Company and members are paying reduced contributions of 7.5 per cent. and 5 per cent. of section pay respectively. The contribution rate was calculated using the projected unit credit method.

Following discussion between the Company, employee representatives and the trustee, £44 million of the surplus was distributed in a package of benefit improvements including the extension of the existing contribution reduction for both members and the Company from 30 September 2003 to 31 March 2006. Liabilities were increased to £704 million and contribution reserves increased to £144 million. The revised funding level is 102 per cent.

The funding policy of the Railtrack section is to maintain a stable joint contribution rate with a funding level in excess of 100%. The accounting policy is to maintain a stable pension charge. The pension charge for the Group for the year ended 31 March 2002 including Railtrack PLC for only

the first six months is not available (2000/01 – £1 million). There was no pension prepayment as at 31 March 2002 (2000/01 – £55 million) as this asset related to the business of Railtrack PLC. The pension charge was assessed by an actuary independent of the actuary to the RPS and was based on a valuation of the Railtrack section for pension costing purposes at 31 December 1998, updated to allow for membership changes and financial conditions as at 31 December 2000.

Following the abolition of the reclamation of tax credits on UK equity dividends for approved UK pension schemes, and other developments, the independent actuary has assessed the cost of the pension provision for the Group.

No information is available as to the assumptions used to establish a pension cost for the six months to 30 September 2001. The principal assumptions used in establishing the pension cost for the year ended 31 March 2001 were inflation of 2.5 per cent. per annum, an investment return 3.5 per cent. per annum greater than inflation, and pay inflation 1 per cent. per annum greater than inflation. Assets have been taken at market value. Liabilities and the contribution rate have been assessed using the projected unit credit method. The section's funding level was assessed on this basis to be 145 per cent. of its liabilities, which is before allowing for the reserves held in respect of the reduced member and employer contributions, and BRASS matching.

FRS17 disclosure

The Railways Pension Scheme is an industry wide scheme for all eligible employees within the railway industry. The existing employees of the ongoing Group are members of the Railtrack section of the Railways Pension Scheme. No information has been provided to the Directors of Railtrack Group PLC on the FRS17 valuation of the Railtrack section.

12. Net Interest (Receivable)/Payable

	2002 £'m	*2001* £'m
Interest payable and similar charges	139	164
Interest capitalised	(29)	(49)
	110	115
Interest receivable	(17)	(26)
	93	89

For the reasons set out in note 1, no information in relation to Railtrack PLC required for this note has been provided to the Directors of Railtrack Group PLC for the period from 1 April 2001 to 30 September 2001. It has therefore not been possible to split the interest attributable to the discontinued activities of Railtrack PLC between that on bank loans and overdrafts and that on other loans. In the prior year, £28 million of interest was payable on bank loans and overdrafts and £136 million on other loans.

Included in 'interest on other loans' is £15.8 million relating to loss on a hedging transaction.

The average interest rate used to determine the amount of finance cost capitalised was 5.62 per cent. (2000/2001: 5.92 per cent.).

Notes to the Accounts continued

13. Tax Charge/(Credit) on Loss on Ordinary Activities

	2002 £'m	2001 £'m
Analysis of charge in year		
Current UK corporation tax at 30 per cent.		
Charge/(credit) for the year	12	(3)
Under/(over) provision in respect of prior years	10	(17)
Total current tax	22	(20)
Deferred tax at 30 per cent.		
Charge/(credit) for timing differences arising in the year	7	(141)
Decrease/(increase) in discount	19	(66)
Total deferred tax/(credit)	26	(207)
Tax charge/(credit) on loss on ordinary activities	48	(227)

None of the tax charge for the year relates to exceptional items. In 2000/2001 £174 million of the deferred tax credit related to exceptional items.

The deferred tax charge for the year of £26 million and the current year corporation tax charge of £12 million relate to discontinued activities. The £10 million underprovision from prior years relates to Railtrack Group and £7 million of this represents advance corporation tax written off.

Current factors affecting the tax charge for the year

Ignoring discontinued activities, there is no current year corporation tax charge as a result of tax losses. The total tax assessed for the retained Railtrack Group and Railtrack (UK) Limited combined is higher than the standard rate of corporation tax in the UK of 30 per cent. principally as a result of the prior year underprovision.

Factors that may affect future tax charges

Excluding exceptional items, such as potential profits on disposal of investments, the retained Railtrack Group is expected to have future effective rates of tax of approximately 30 per cent.

14. Equity Dividends

	2002 £'m	2001 £'m
Interim of nil p per ordinary share paid (2000/2001: 9.75p)	–	50
No final dividend is proposed (2000/2001: 17.15p)	–	88
Ordinary equity dividends paid and proposed of nil p per share (2000/2001: 26.90p)	–	138

15. Loss per Share

	2002 £'m	2001 £'m
Loss attributable to Shareholders	(1,772)	(307)
Weighted average number of ordinary shares (millions)	518	515
Dilutive effect of Share Savings Scheme (millions)	(9)	–
Weighted average number of ordinary shares taking into account applicable dilutive instruments (millions)	509	515
Loss per share	(342.2p)	(59.6p)
Diluted loss per share	(348.6p)	(59.6p)

The calculation of the dilutive effect of the Share Savings Scheme uses the suspended share price on 5 October 2001 of 280.5p per share.

16. Tangible Fixed Assets

	At 1 April 2001 £'m	Additions £'m	Deconsolidation of Railtrack PLC £'m	At 31 March 2002 £'m
Cost or valuation				
Investment properties	74	–	(74)	–
Other land and buildings	367	–	(345)	22
Track, route structures, stations and depots	9,171	*1,256	(10,427)	–
Other network assets	4,865	–	(4,865)	–
Channel Tunnel Rail Link	810	301	–	1,111
	15,287	1,557	(15,711)	1,133

* No information on additions in relation to Railtrack PLC has been provided to the Directors of Railtrack Group PLC for the period from 1 April 2001 to 30 September 2001 except for the total net spend of £1,256 million, for the reasons set out in note 1. It has therefore not been possible to provide the more detailed analysis required by the Companies Act.

	At 1 April 2001 £'m	Provided for the year £'m	Deconsolidation of Railtrack PLC £'m	At 31 March 2002 £'m
Accumulated depreciation				
Investment properties	–	–	–	–
Other land and buildings	73	4	(77)	–
Track, route structures, stations and depots	5,219	406	(5,625)	–
Other network assets	1,190	97	(1,287)	–
Channel Tunnel Rail Link	–	–	–	–
	6,482	507	(6,989)	–

	2002 £'m	2001 £'m
Net book value		
Investment properties	–	74
Other land and buildings	22	294
Track, route structures, stations and depots	–	3,952
Other network assets	–	3,675
Channel Tunnel Rail Link	1,111	810
	1,133	8,805
At valuation	–	74
At cost	1,133	8,731
	1,133	8,805

The net book value of tangible fixed assets includes an amount of £nil million (31 March 2001: £38 million) in respect of assets held under finance lease and hire purchase contracts.

	2002 £'m	2001 £'m
Included in the net book value of the Group's land and buildings		
Freehold land and buildings	12	2,015
Long leasehold land and buildings	10	17
Short leasehold land and buildings	–	6
Capital work-in-progress included in tangible fixed assets which is not being depreciated		
Other land and buildings	1	32
Track, route structures, stations and depots	–	1,098
Other network assets	–	1,198
Channel Tunnel Rail Link	1,111	810
	1,112	3,138

Tangible fixed assets include capitalised interest of £nil million (31 March 2001: £85 million).

17. Investments

	Group share of net assets of joint ventures £'m	Group loans to joint ventures £'m	Total £'m
Group			
At 1 April 2001	4	32	36
Reclassifications	(8)	8	–
Additions	36	–	36
Interest capitalised	4	–	4
Disposals	(5)	–	(5)
Share of results of joint ventures	(1)	–	(1)
Loans made to joint ventures	–	5	5
Loans repaid by joint ventures	–	(15)	(15)
Dividends received from joint ventures	(4)	–	(4)
At 31 March 2002	26	30	56

	Cost £'m	Provision for impairment in value £'m	Revaluation £'m	Net book value £'m
Company				
At 1 April 2001	175	(11)	2,075	2,239
Additions	46	–	–	46
Provision for impairment in value	–	(11)	(1,735)	(1,746)
Disposals	(15)	11	–	(4)
Transfer to current asset investment (see note 20)	(160)	–	(340)	(500)
At 31 March 2002	46	(11)	–	35

As permitted by Section 231(5) of the Companies Act 1985, only the principal operating subsidiary undertakings of Railtrack Group PLC at 31 March 2002 are given below.

Name of Company	*Principal activity*	*Capital held*
Railtrack (UK) Limited	Holding company	100% of issued share capital*
Union Railways (South) Limited	Construction of Section 1 of the Channel Tunnel Rail Link	One redeemable special share**
Railtrack Telecom Services Limited	Development of telecommunications services and related activities	100 per cent. of issued share capital
Railtrack Developments Limited	Property development	100 per cent. of issued share capital
Railtrack (Spacia) Limited	Property development	100 per cent. of issued share capital*
Railtrack Holdings Limited	Holding company	100 per cent. of issued share capital*

All companies are registered in England and Wales and operate in England, with the exception of Railtrack Developments Limited and Railtrack (Spacia) Limited which operate in England, Scotland and Wales.

A list of all subsidiary undertakings will be attached to the Railtrack Group PLC annual return to be filed with the Registrar of Companies later in the year.

* These companies are directly owned subsidiaries of Railtrack Group PLC.

** The redeemable special share gives the holder the right to appoint any person who is willing to act as a Director, either to fill a vacancy or as an additional Director, and remove from office any Director however appointed.

The Group owns 50 per cent. of the issued share capital of the property development companies Wensum Developments Limited, Union Square Developments Limited, Cricklewood Redevelopment Limited and Broadgate Phase 12 Limited. Wensum Developments Limited, Cricklewood Redevelopment Limited and Broadgate Phase 12 Limited operate in England and are registered in England and Wales. Union Square Developments Limited operates and is registered in Scotland. These companies have been treated as joint ventures in these consolidated financial statements.

The Group also owns 50 per cent. of the issued share capital of the telecommunications joint venture Ultramast Limited which is registered and operates in England and Wales. This company has been treated as a joint venture in these consolidated financial statements.

Up to the date of the Administration Order, the results of the following former subsidiaries principally affect the figures presented as part of these consolidated financial statements:

- Railtrack PLC: whose principal activity is the operation of railway infrastructure and provision of network services. This company is registered in England and Wales and operates in England, Scotland and Wales. The Group holds 100 per cent. of the issued share capital.
- Railway Safety: the Group is the sole member of Railway Safety, a company limited by guarantee and registered in England and Wales.

Under the terms of the Tripartite Agreement between Railway Safety, Railtrack PLC and Railtrack Group dated 22 December 2000, Railtrack Group is responsible for the appointment of directors of Railway Safety, but appointment can only be made after consultation with the Rail Regulator and rail industry bodies.

Railway Safety is a non-profit making organisation which receives income from track access charges via Railtrack PLC. In view of the limitations on Railtrack Group's ability to control Railway Safety and the impact of the Administration of Railtrack PLC, which was the effective beneficiary of Railway Safety's activities through variation in the level of funding provided, the Directors have concluded that Railway Safety should no longer be included within the Railtrack Group consolidated accounts from 7 October 2001 and therefore its results for the period from 1 April 2001 to 7 October 2001 have been included in discontinued operations.

Owing to the non-profit nature of Railway Safety, no profit or loss arose on the deemed disposal.

18. Stocks

	2002 *£'m*	*2001* *£'m*
Group		
Raw materials and consumables	–	10
Properties in the course of development	24	32
Long term contracts balances:		
Net cost	–	21
Applicable payments on account	–	(7)
	24	56

19. Debtors

Group	2002 £'m	2001 £'m
Amounts falling due within one year		
Trade debtors	1	66
Capital grants receivable	–	4
Amounts owed by Railtrack PLC	351	–
Other debtors	25	172
Prepayments and accrued income	–	133
Net investment in finance leases	–	7
	377	382
Amounts falling due after more than one year		
Net investment in finance leases	–	46
	–	428

Net investment in finance leases comprises:		
Total lease payments receivable	–	76
Less: finance charges allocated to future periods	–	(23)
	–	53

Aggregate rentals receivable in respect of finance leases were £nil million (2000/2001: £20 million).

Included within other debtors are:

- £20 million due from Marconi Corporation PLC (see note 38); and
- £2.75 million of contingent consideration relating to the sale of Railtrack Insurance Limited. This is dependent on the value of the net assets of the company at 31 March 2002 and the outcome of an actuarial valuation.

The £351 million recoverable from Railtrack PLC arose when the amount was set off by HSBC against Railtrack PLC borrowings at the time of the Administration. Further details are set out in the Chairman's letter contained in the Circular dated 27 June 2002.

Company	2002 £'m	2001 £'m
Amounts falling due within one year		
Amounts owed by subsidiary undertakings	73	167
Other debtors	3	1
Amounts owed by Railtrack PLC	351	–
	427	168

20. Investments held as Current Assets

Group	2002 £'m	2001 £'m
Investments	500	94

The £500 million investment at 31 March 2002 represents the trade investment held in Railtrack PLC. The value is based upon its estimated realisable value. The investment at 31 March 2001 included £55 million of short term money market deposits. The remaining investments, which were all held by Railtrack Insurance Limited, consisted of certificates of deposit, eurobonds and commercial paper.

	2002 *£'m*	*2001* *£'m*
Company		
Investments	500	–

The £500 million investment at 31 March 2002 represents the trade investment held in Railtrack PLC. The value is based upon its estimated realisable value.

21. Creditors: Amounts Falling Due Within One Year

	2002 *£'m*	*2001* *£'m*
Group		
Bank loans	–	800
Commercial paper	–	65
Finance leases and hire purchase contracts	–	4
Payments received on account	–	25
Trade creditors	6	430
Taxation and social security	9	35
Other creditors	10	267
Capital grants deferred income	–	12
Interest accruals	–	39
Other accruals and deferred income	5	840
Amount owed to Railtrack PLC	20	–
	50	2,517
Company		
Taxation and social security	8	6
Other creditors	3	88
Other accruals and deferred income	4	–
Amount owed to subsidiary undertakings	33	–
Amount owed to Railtrack PLC	12	–
	60	94

22. Convertible Debt: Amounts Falling Due After More Than One Year

	2002 *£'m*	*2001* *£'m*
Group		
3.5% exchangeable bonds due 2009	–	392

The 3.5 per cent. exchangeable bonds were issued by Railtrack PLC and were convertible into ordinary shares of Railtrack Group PLC at an exchange price of £18.40, at the bondholder's option at any time until 11 March 2009.

23. Other Creditors: Amounts Falling Due After More Than One Year

	2002 £'m	2001 £'m
Bank loans	–	1,050
Eurobonds	–	1,122
West Yorkshire PTE due 2019	–	5
Finance leases and hire purchase contracts	–	34
Debt issued under the Euro Medium Term Note programme	–	8
Other accruals and deferred income	49	40
Capital grants deferred income	1	523
Obligation to purchase section one of the Channel Tunnel Rail Link (note [illegible]1)	1,095	793
	1,145	3,575

During the year, Railtrack Telecom Services Limited ('RTS') entered into a long-term agreement with Railtrack PLC for the rental of wayleave rights to lay cables alongside railways. The rentals payable to Railtrack PLC are based on the amount of cables laid and a rental price per kilometre, which increases each year based on a price index. In April 2001 RTS sold those wayleave rights for the first twenty years of the agreement in return for shares in ipsaris Limited which were later sold under a put and call option for payments received or now due totalling £50 million. No cable has been laid to date and therefore no amounts have been paid to date. Owing to a number of uncertainties relating to the calculation of the total rentals payable to Railtrack PLC over the twenty years it is not possible to estimate the appropriate level of costs to be accrued. Therefore the payments received or now due have been included in deferred income, of which £49 million is included in creditors falling due after more than one year. This will be released to the profit and loss account over the next twenty years, matching the rental payments made to Railtrack PLC.

	2002 £'m	2001 £'m
Bank loans		
European Investment Bank due 2007	–	100
6.42% European Investment Bank due 2009	–	100
6.42% European Investment Bank due 2011	–	100
5.77% European Investment Bank due 2012	–	300
5.57% European Investment Bank due 2013	–	200
Kreditanstalt für Wiederaufbau due 2013	–	150
Kreditanstalt für Wiederaufbau due 2013	–	100
	–	1,050
Eurobonds		
9.125% eurobonds due 2006	–	135
5.875% eurobonds due 2009 (less unamortised discount and fees of £2 million)	–	348
9.625% eurobonds due 2016	–	101
7.375% eurobonds due 2022 (less unamortised discount and fees of £4 million)	–	296
5.875% eurobonds due 2028 (less unamortised discount and fees of £8 million)	–	242
	–	1,122

24. Financial Instruments

At 31 March 2002, the Group does not hold any financial instruments.

The Group's treasury operations are co-ordinated and managed in accordance with policies and procedures approved by the Board. Treasury strategy is approved by the Board and defines the instruments that the Group can enter into.

Since the Administration Order, Railtrack Group PLC has had no borrowings.

The following disclosures exclude short term debtors and creditors unless specifically stated. Debts are analysed by repayment dates as follows:

	2002 *£'m*	*2001* *£'m*
Due within one year		
Bank loans	–	800
Commercial paper	–	65
Finance leases and hire purchase contracts	–	4
	–	869
Due within two to five years		
Bank loans	–	35
Eurobonds	–	135
West Yorkshire PTE due 2019	–	1
Finance leases and hire purchase contracts	–	2
	–	173
Due after five years		
Bank loans	–	1,015
Eurobonds	–	987
3.5% exchangeable bonds due 2009	–	392
Medium Term Note due 2009	–	8
West Yorkshire PTE due 2019	–	4
Finance leases and hire purchase contracts	–	32
	–	2,438
Total		
Bank loans	–	1,850
Commercial paper	–	65
Eurobonds	–	1,122
3.5% exchangeable bonds due 2009	–	392
Medium Term Note due 2009	–	8
West Yorkshire PTE due 2019	–	5
Finance leases and hire purchase contracts	–	38
	–	3,480

The Group has other long-term financial liabilities of £1,095 million (31 March 2001: £833 million) which are due within two to five years.

Interest Rates of Borrowings

After taking account of the interest rate derivatives that alter the interest basis of the financial liabilities entered into by the Group, the interest rate exposure on gross borrowings at 31 March 2002 and 2001 was:

				Fixed borrowings	
	Floating borrowings £'m	*Fixed borrowings £'m*	*Total £'m*	*Weighted average interest rate per cent.*	*Weighted average time for which rate is fixed years*
2002	–	–	–	–	–
2001	1,266	2,214	3,480	6.03	13.2

The floating rate borrowings were all denominated in sterling (with the exception of €12 million due in 2009 issued under the Euro Medium Term Note programme) which are all referenced to The London Interbank Offered Rate (LIBOR).

Interest Rates on Other Financial Liabilities

The Group has £1,095 million (31 March 2001: £833 million) of long-term non-interest bearing financial liabilities for which the weighted average period to maturity is 2.4 years (31 March 2001: 3.4 years).

Investment in Financial Assets

Interest bearing assets at 31 March 2002 and 2001 were:

				Financial assets with fixed rates	
	Financial assets with floating rates £'m	*Financial assets with fixed rates £'m*	*Total £'m*	*Weighted average interest rate per cent.*	*Weighted average time for which rate is fixed months*
2002	376	–	376	–	–
2001	83	88	171	7	48

Included in the assets above is the short-term debtor of £351 million recoverable from Railtrack PLC.

Given the Group has no long-term non-interest bearing financial assets (31 March 2001: £nil) they are not presented above. The rates achieved on the above floating rate investments are set at the time of investment with reference to rates such as LIBOR.

Notes to the Accounts continued

Committed Facilities

At 31 March 2002 and 2001 the Group had the following committed facilities:

	2002			2001		
	Drawn £'m	Undrawn £'m	Total £'m	Drawn £'m	Undrawn £'m	Total £'m
Revolving credit facility	–	–	–	650	350	1,000
European Investment Bank	–	–	–	200	200	400
Kreditanstalt für Wiederaufbau	–	–	–	100	–	100
Bank bilateral facilities	–	–	–	250	1,545	1,795
	–	–	–	1,200	2,095	3,295

	2002 £'m	2001 £'m
Undrawn committed borrowing facilities expire as follows:		
Within one year	–	45
Within one to two years	–	1,500
In more than two years	–	550
	–	2,095

Fair Value

A comparison of current and book values of all the Group's financial instruments at 31 March 2002 and 31 March 2001 is provided below. Where market prices are not available for a particular instrument, fair values have been calculated by discounting cash flows at prevailing interest rates:

	2002		2001	
	Book value £'m	Fair value £'m	Book value £'m	Fair value £'m
Assets/(liabilities)				
Interest bearing financial assets	376	376	171	172
Debt securities and finance leases	–	–	(1,552)	(1,552)
Short term borrowings and current portion of long term debt	–	–	(865)	(865)
Long term borrowings	–	–	(1,063)	(1,207)
Long term non-interest bearing financial liabilities	(1,095)	(1,095)	(833)	(833)
Interest rate swaps and similar instruments	–	–	–	22
Forward foreign currency contracts	–	–	–	–

At 31 March 2002 the Group did not hold any forward rate agreements.

Included in the interest bearing financial assets is the short term debtor of £351 million recoverable from Railtrack PLC.

Hedges of Future Transactions

The gross contract amount of interest rate hedges of future borrowings outstanding at 31 March 2002 was £nil million (31 March 2001: £2,628 million).

Gains and Losses on Hedges

Prior to the Administration the Group used a variety of derivative instruments to manage its interest rate profile.

The Group's primary rate exposure was to the volatility of the cost of future debt issuance and thus was managed by entering into cash settled contracts for differences that lock-in the rate of interest.

The Group also entered into forward foreign currency contracts to eliminate the currency exposures (in excess of £50,000 equivalent) that arose on purchases denominated in foreign currencies as soon as the exposure was known. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. Since 7 October 2001, it has not been possible for the Group to enter into hedging transactions.

These gains and losses were anticipated to be recognised as follows:

	2002			*2001*		
	Gains £'m	*(Losses) £'m*	*Total net gains/(losses) £'m*	*Gains £'m*	*(Losses) £'m*	*Total net gains/(losses) £'m*
Unrecognised gains and losses on hedges at 1 April	31	(9)	22	3	(54)	(51)
Gains and losses arising in the prior year that were recognised in the current year	2	–	2	(2)	–	(2)
Gains and losses arising in the current year that were not recognised in the current year	–	–	–	30	45	75
Hedged items relating to discontinued activities	(33)	9	(24)	–	–	–
Unrecognised gains and losses on hedges at 31 March	–	–	–	31	(9)	22
Of which:						
Gains and losses expected to be recognised within one year	–	–	–	–	–	–
Gains and losses expected to be recognised after more than one year	–	–	–	31	(9)	22

Currency Analysis of Net Assets

All material net assets are in sterling.

Credit Risk

Railtrack Group is exposed to credit risk primarily in that it invests surplus cash within its main bank accounts. This risk is actively monitored on a regular basis.

25. Provisions for Liabilities and Charges

	At 1 April 2001 £'m	Utilised in year £'m	Deconsolidation of subsidiaries £'m	Charged in year £'m	At 31 March 2002 £'m
Deferred tax (note 26)	256	–	(282)	26	–
Environmental liabilities	48	(2)	(46)	–	–
Other	7	–	(7)	–	–
	311	(2)	(335)	26	–

26. Deferred Taxation

	£'m
Group	
At 1 April 2001	256
Deferred tax charged to the Profit and Loss Account	26
On deconsolidation of Railtrack PLC	(282)
At 31 March 2002	–

	2002 £'m	2001 £'m
Accelerated capital allowances	–	1,140
Short term timing differences	–	(20)
Tax losses carried forward	–	(272)
Undiscounted provision for deferred tax	–	848
Discount	–	(592)
Discounted provision for deferred tax	–	256

The £256 million deferred tax provision at 31 March 2001 relates to Railtrack PLC.

	2002 £'m	2001 £'m
The amounts of deferred taxation not provided in the accounts are as follows:		
Rolled over gains	–	170
Revaluation of fixed assets	–	15
Deferred taxation not provided at 30 per cent. (2000/2001: 30 per cent.)	–	185

The £170 million of tax at 31 March 2001 in respect of rolled over gains related primarily to the estimated amount of gains realised by the British Railways Board which had been deferred through the application of capital gains rollover relief into assets vested in Railtrack PLC. No provision was made in respect of deferred taxation in relation to these gains as no liability was expected to arise.

27. Called Up Share Capital

	2002		2001	
	No. of shares	*£'m*	*No. of shares*	*£'m*
Authorised:				
Ordinary shares of 25p each	750,000,000	188	750,000,000	188
Called up, allotted and fully paid:				
Ordinary shares of 25p each	519,639,678	130	515,947,547	129

	No. of shares	*Nominal value* £	*Consideration* £
Shares issued in the year were:			
Shares issued in lieu of cash dividend	3,029,152	757,288	9,453,946
Shares issued under the Company's Share Savings Scheme	662,979	165,745	2,127,898
	3,692,131	923,033	11,581,844

On 3 October 2001, 3,029,152 ordinary shares were issued to ordinary Shareholders who elected under the Company's Share Dividend Scheme to receive shares instead of cash for the final dividend for the year ended 31 March 2001.

The Company's Share Savings Scheme is savings related and the share options are normally exercisable on completion of a three or five year Save-As-You-Earn contract. The exercise price of options granted may be at a discount of no more than 20 per cent. of the market price at the date of the grant. The options may be exercised during the six months starting from the date of exercise.

				No. of ordinary shares			
Date of grant	*Price per share*	*Normal dates of exercise*	*At 1 April 2001*	*Granted*	*Exercised*	*Lapsed*	*At 31 March 2002*
24/5/96	£3.20	31/07/01	2,862,385	–	661,360	2,178,967	22,058
16/7/97	£5.24	1/9/00 or 1/9/02	885,336	–	943	298,165	586,228
9/7/98	£10.41	1/9/01 or 1/9/03	453,497	–	548	299,672	153,277
25/6/99	£10.55	1/9/02 or 1/9/04	427,687	–	–	201,262	226,425
30/6/00	£7.03	1/9/03 or 1/9/05	1,955,936	–	128	1,483,042	472,766
27/6/01	£3.45	1/9/04 or 1/9/06	–	6,613,116	–	2,614,105	3,999,011
			6,584,841	6,613,116	662,979	7,075,213	5,459,765

As at 31 March 2002, options totalling 10,813,980 have been granted under the Railtrack Group PLC Executive Share Option Scheme as follows:

Date of grant	Price per share	Normal dates of exercise	At 1 April 2001	No. of ordinary shares Granted	Exercised	Lapsed	At 31 March 2002
11/8/99	£11.41	11/8/02-09	274,392	–	–	136,099	138,293
27/8/99	£12.20	27/8/02-09	379,109	–	–	79,549	299,560
6/6/00	£8.69	6/6/03-10	2,122,176	–	–	406,872	1,715,304
27/7/00	£9.66	27/7/03-10	10,636	–	–	–	10,636
1/8/00	£10.11	1/8/03-10	11,127	–	–	–	11,127
1/9/00	£9.79	1/9/03-10	36,006	–	–	–	36,006
19/6/01	£3.17	19/6/04-11	–	9,578,596	–	975,542	8,603,054
			2,833,446	9,578,596	–	1,598,062	10,813,980

28. Reserves

	Share premium £'m	Revaluation reserve £'m	Other reserves £'m	Profit and loss account £'m	Total £'m
Group					
At 1 April 2001	3	61	1,085	1,370	2,519
Transfer of reserves arising on impairment of investment held in Railtrack PLC	–	(61)	(582)	643	–
Capital reserve on formation of joint ventures	–	–	33	–	33
Capital reserve on disposal of joint ventures	–	–	(3)	3	–
Share dividends	–	–	(1)	9	8
Shares issued under Share Savings Scheme	2	–	–	–	2
Loss for the financial year	–	–	–	(1,772)	(1,772)
At 31 March 2002	5	–	532	253	790

	Share premium £'m	Revaluation reserve £'m	Other reserves £'m	Profit and loss account £'m	Total £'m
Company					
At 1 April 2001	3	1,150	796	570	2,519
Transfer of reserves arising on impairment of investment held in Railtrack PLC	–	(1,150)	(295)	1,445	–
Share dividends	–	–	(1)	9	8
Shares issued under Share Savings Scheme	2	–	–	–	2
Loss for the financial year	–	–	–	(1,744)	(1,744)
At 31 March 2002	5	–	500	280	785

29. Reconciliation of Movements in Equity Shareholders' Funds

	2002 £'m	2001 £'m
Loss for the year	(1,772)	(307)
Dividends	–	(138)
	(1,772)	(445)
Share dividends	9	16
Shares issued under Share Savings Scheme	2	3
Revaluation of investment properties	–	5
Capital reserve on formation of joint venture	33	3
Clawback on disposal of investment properties (net of tax relief)	–	(3)
Corporation tax on realised gain on investment properties	–	(4)
Net reduction in equity Shareholders' funds	(1,728)	(425)
Opening equity Shareholders' funds	2,648	3,073
Closing equity Shareholders' funds	920	2,648

30. Capital Commitments

	2002 £'m	2001 £'m
Capital expenditure commitments contracted for (including the capital value of finance lease commitments) not provided for in these accounts	–	1,780

In addition to the above, the Group has contracted to acquire Section 1 of the Channel Tunnel Rail Link for up to £1.7 billion. At 31 March 2002 £1,111 million (31 March 2001: £834 million) of this commitment is included within fixed assets, leaving £0.6 billion contracted for but not provided for in these accounts.

31. Operating Lease Commitments

	2002 £'m	2001 £'m
Land and buildings		
Leases which expire:		
Within one year	–	2
Within two to five years	–	8
After five years	–	5
	–	15
Other		
Leases which expire:		
Within one year	–	45
Within two to five years	–	2
After five years	–	–
	–	47
Total		
Leases which expire:		
Within one year	–	47
Within two to five years	–	10
After five years	–	5
	–	62

Notes to the Accounts continued

32. Profit for the Year

The Company has not presented its own Profit and Loss Account, as permitted by section 230 of the Companies Act 1985. The loss for the financial year in the accounts of the Company amounted to £1,744 million (2000/2001: profit £149 million).

33. Reconciliation of Operating (Loss)/Profit to Net Cash Inflow from Operating Activities

	2002			*2001*
	Continuing activities £'m	*Discontinued activities £'m*	*Total £'m*	*£'m*
Operating (loss)/profit	(15)	336	321	(472)
Share of operating profit of joint ventures	–	–	–	(1)
Depreciation and amortisation (net of capital grants amortised)	–	502	502	923
Increase in stocks	(8)	(16)	(24)	(7)
(Increase)/decrease in debtors	(21)	(1,048)	(1,069)	113
Increase in creditors	54	340	394	335
Reduction in amounts owed by Railtrack PLC	34	–	34	–
Decrease in provisions	–	(2)	(2)	(173)
Net cash inflow from operating activities	44	112	156	718

Included within the net cash inflow for 2001 is an outflow of £443 million in respect of the exceptional item. In addition, within purchases of tangible fixed assets for 2001, is the cost of rail replacement totalling £137 million.

34. Analysis of Changes in Net Debt

	At 1 April 2001 £'m	*Cash flows £'m*	*Deconsolidation of subsidiaries £'m*	*At 31 March 2002 £'m*
Cash at bank and in hand	24	1	–	25
Borrowings due within one year	(869)	(886)	1,755	–
Borrowings due after one year	(2,611)	(352)	2,963	–
	(3,480)	(1,238)	4,718	–
Current asset investments	94	39	(133)	–
	(3,362)	(1,198)	4,585	25

35. Reconciliation of Net Cash Flow to Movement in Net Funds/(Debt)

	2002 £'m	2001 £'m
Increase in cash in the year	1	24
Cash inflow from increase in debt and lease financing	(1,238)	(1,165)
Cash outflow/(inflow) from decrease/(increase) in liquid resources	39	(474)
Changes in net debt resulting from cash flows	(1,198)	(1,615)
On deconsolidation of subsidiary undertakings	4,585	–
New finance leases	–	(14)
Amortisation of discount	–	(2)
Movement in net debt in the year	3,387	(1,631)
Net debt at 1 April	(3,362)	(1,731)
Net funds/(debt) at 31 March	25	(3,362)

36. Major Non-Cash Transactions

In 2001/02 the Group has recognised £301 million (2000/2001: £284 million) in fixed assets in respect of the construction of CTRL fixed assets in the year and £301 million (2000/2001: £284 million) as a further obligation to purchase the Link.

37. Discontinued Operations

During the year ended 31 March 2002, Railtrack PLC and Railway Safety were deconsolidated and Railtrack Insurance Limited was disposed of. Net assets on deconsolidation/disposal were as follows:

	Railtrack PLC £'m	Railtrack Insurance Limited £'m	Total £'m
Fixed assets	8,722	–	8,722
Stocks	56	–	56
Debtors	1,443	27	1,470
Investments	100	33	133
Current creditors	(1,887)	(40)	(1,927)
Current debt	(1,755)	–	(1,755)
Long term liabilities	(543)	(8)	(551)
Long term debt	(2,963)	–	(2,963)
Provisions	(335)	–	(335)
Cash	(350)	–	(350)
	2,488	12	2,500
Loss on disposal	(1,988)	(1)	(1,989)
	500	11	511
Satisfied by:			
Cash	–	8	8
Consideration deferred	–	3	3
Investment held as current asset	500	–	500
Net cash inflow	500	11	511

Railway Safety had nil net assets.

38. Contingent Liabilities

The Group has a number of contingent liabilities which, if they were crystallised, could seriously prejudice the Group's financial position. In each case the Directors are taking steps to mitigate the outcome.

Following the loss of control and the deconsolidation of Railtrack PLC the contingent liabilities relating to that company have not been included as they are now under the control of the Administrators.

Guarantees

The Company has given guarantees in respect of (i) a £600 million bank facility made available to Railtrack PLC by the European Investment Bank (EIB) which is fully drawn and (ii) a £400 million bank facility made available to Railtrack PLC by EIB of which £200 million has been drawn.

The Company has given guarantees in respect of (i) a £350 million syndicated revolving credit facility made available to London & Continental Railways Limited (LCR) of which £122 million is drawn; (ii) a £150 million bank facility made available to LCR by Kreditanstalt für Wiederaufbau, which is fully drawn; and (iii) a £200 million facility made available to LCR by EIB, which is fully drawn.

The Company has guaranteed the performance of its subsidiary undertaking's investment in the joint venture with British Land relating to the Broadgate Development. There is no express financial cap on the maximum exposure of Railtrack Group under the guarantee. The level of financial exposure will be dependent on the future development of the project.

Other

As a result of the Administration, Stannifer Group Holdings Limited, a joint venture partner of Railtrack Developments Limited ('RDL'), notified RDL that in their opinion an event of default has occurred. If there were to be an event of default, however, the joint venture could be dissolved. Based on legal advice received, the Directors do not believe any such event has occurred.

Marconi Corporation PLC has stated that it intends to make a claim against Railtrack Telecom Services Limited ('RTS') in connection with RTS's investment in its joint venture, Ultramast Limited. No formal claim has yet been made but on the basis of the available information the Directors do not believe that there is any substance to the claim.

RTS has entered into a number of arrangements with Ultramast Limited, under which it is required to supply a number of sites to allow telecommunications masts to be built. If insufficient sites are supplied compared to the number supplied by the other joint venture party certain financial penalties may be incurred by RTS. It is not currently possible to assess the likelihood of any such payments being made.

Under contracts entered into in relation to the formation of the Ultramast joint venture, RTS is required to supply sites to Ultramast Limited in exchange for a percentage of the rental fees earned from telecommunication companies using these sites. RTS has a separate agreement to rent these sites from Railtrack PLC for fixed rental payments. It is not currently possible to assess whether these combined contractual obligations will result in losses being incurred by RTS.

Certain other contingent liabilities relating to RTS are detailed in note 23.

The Administration of Railtrack PLC has resulted in a number of uncertainties relating to the relationship between Railtrack Group and Railtrack PLC. Although the Directors are not aware of any claims which have not been provided for in these financial statements, until Railtrack PLC emerges from Administration, it is possible that further claims will arise.

39. Contingent Assets

If the Proposed Disposals do not proceed, the Group would retain its right to pursue legal action against the Secretary of State and DTLR for compensation on the grounds that the Secretary of State acted improperly in putting Railtrack PLC into Administration. No value has been attributed to this claim in these accounts, due to the fact that legal proceedings have not been commenced.

40. Related Party Disclosures

Prior to the Administration, Railtrack Group PLC and Railtrack PLC participated in a number of closely linked activities. A number of employees of the Group were employed by Railtrack PLC and are currently on secondment providing assistance to the Group. A significant number of services were run on a centralised basis, including payroll and accounting.

Following the Administration on 7 October 2001, certain Railtrack PLC and Railtrack Group operations have been separated although there remain a number of areas requiring continuing co-operation between the two entities.

Owing to Railtrack PLC being treated as a discontinued operation within the Group accounts, trading balances occurring after 7 October 2001 between Group and its former subsidiary are now required to be disclosed in accordance with FRS 8 'Related Party Disclosures'. Prior to Administration the exemption requirements of FRS 8 were met.

Summarised below are the significant transactions arising since the Administration Order, all having been conducted on an arm's length basis.

Income

- Rental income of £1.4 million was collected by Railtrack PLC on behalf of Group companies.
- Work undertaken by Railtrack (UK) Limited of £6.7 million relating to bridge upgrade work was charged to Railtrack PLC.
- Interest income of £8.3 million was received on the amount recoverable from Railtrack PLC. See note 19.

Expenditure

- Staff costs recharged from Railtrack PLC to Group companies costing £2.0 million.
- Railtrack PLC recharged £4.1 million of capital expenditure.
- Invoices paid by Railtrack PLC of £11.4 million were recharged to Group companies.

Notes to the Accounts continued

In addition to the amount recoverable from Railtrack PLC (note 19), £12.7 million was being claimed by Railtrack PLC from Railtrack Group PLC. A number of items claimed are currently in dispute as suitable support for the amounts claimed has not been provided to the Group and the Directors believe that not all items claimed will be paid. However, on the ground of prudence, full provision has been made for the amount claimed.

During the year, £16.2 million of Railtrack Insurance Limited's insurance premium income was in respect of premiums paid by Railtrack Group PLC and Railtrack PLC.

Shareholder Information

Analysis of shareholders on the register on 1 May 2002

Investor	*May 2002 per cent.*	*Flotation 1996 per cent.*
Retail	18	58
Institutional		
– UK	64	27
– US	12	9
– Other	6	6
Total	100	100

Shareholding range of accounts on the register on 1 May 2002

Band	*Accounts*	*per cent.*	*Holding*	*per cent.*
1-200	42,945	16.77	4,580,909	0.88
201-600	194,953	76.15	68,017,147	13.09
601-5,000	16,729	6.53	19,652,617	3.78
5,001-20,000	599	0.23	5,856,268	1.13
20,001-100,000	397	0.16	19,626,431	3.78
100,001-upwards	399	0.16	401,906,306	77.34
Total	256,022	100.00	519,639,678	100.00

Registrar

Computershare Investor Services PLC acts as registrar for Railtrack Group PLC. Any correspondence relating to your shareholding should be addressed to:

'Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH'.

If you have any questions about your shareholding, please call the Shareholders' Helpline on 0870 702 0104.

Textphones and Typetalk

For the speech or hearing impaired, a 'Textphone' facility is available on 0870 702 0005. Alternatively a 'Typetalk' operator is available on 0800 731 1888 (voice) or 0800 500 888 (text).

Dealing service

A telephone share dealing service is available through Computershare. The terms and conditions of this service may be obtained on 0870 703 0084.

Internet

Railtrack Group's website on the internet, http://www.railtrack-group.co.uk includes information and news on Railtrack's activities. It has a secure link to our registrar's site to enable you to make enquiries about your personal shareholding. To gain access to your personal details you will require your Shareholder Reference Number which is shown at the top left of your share certificate.

Unsolicited Mail

We are legally obliged to make our share register available to other organisations that pay the appropriate fee. Because of this, some shareholders may receive unsolicited mail. If you wish to limit the receipt of such mail, you should write to the Mailing Preference Service at FREEPOST 22, London W1E 7EZ or telephone 0845 703 4599. You may still, however, receive mail from organisations which do not subscribe to this service.

Full Text Announcement

Company	Railtrack Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	15:01 2 Oct 2002
Number	9774B

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

RAILTRACK GROUP PLC

2. Name of shareholder having a major interest

UBS Warburg

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

22,229,154

6. Percentage of issued class

4.27%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Railtrack Group PLC ordinary shares of 25%

10. Date of transaction

30/9/02

11. Date company informed

2/10/02

12. Total holding following this notification

73,998,663

13. Total percentage holding of issued class following this notification

14.24%

14. Any additional information

15. Name of contact and telephone number for queries

Lindsay Crawford 0207 557 8124

16. Name and signature of authorised company official responsible for making this notification

Lindsay Crawford

Date of notification

2nd October 2002

END

Company	Railtrack Group PLC
TIDM	RTK
Headline	Completion of disposals
Released	09:58 3 Oct 2002
Number	0153C

3 October 2002

Railtrack Group PLC

Completion of the disposals of Railtrack PLC and the Group's interests in the CTRL

Railtrack Group is pleased to announce that it has today completed the disposals of Railtrack PLC and the Group's interests in the Channel Tunnel Rail Link, and has received cash of approximately £1.2 billion.

An extraordinary general meeting has been convened for Friday 18 October 2002 to commence a solvent liquidation of the Company for the purposes of returning cash to shareholders.

Commenting on the completion of the disposals, Geoffrey Howe, Chairman of Railtrack Group PLC, said:

"After 12 months of uncertainty, shareholders can now look forward to a return of between 252 to 260 pence per share, with the proposed first instalment of between 200 to 220 pence per share, expected by early January 2003."

- ends -

Enquiries

Railtrack Group: 020 7544 8435 / 07850 285471

Geoffrey Howe, Chairman

David Harding, Chief Executive

Sue Clark, Director of Corporate Affairs

Lehman Brothers: 020 7601 0011

John McIntyre

Anthony Odgers

Henry Phillips

Shareholders who have queries should contact the Shareholder helpline.

Shareholder helpline: 0870 702 0104

Lehman Brothers Europe Limited, which is regulated in the UK by the Financial Services Authority, is acting for Railtrack Group PLC and no one else in connection with the proposals

described in this press release and will not be responsible to anyone else for providing the protections afforded to the clients of Lehman Brothers Europe Limited nor for providing advice in relation to such proposals.

END

Company website

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Full Text Announcement

Company	Railtrack Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	16:19 3 Oct 2002
Number	0479C

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

Credit Suisse First Boston Equities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As in para 2 above

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Railtrack Group PLC ordinary shares of 25p each

10. Date of transaction

27 September 2002

11. Date company informed

2 October 2002

12. Total holding following this notification

13. Total percentage holding of issued class following this notification

Less than 3%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notification

Paul Worthington

Date of notification

3 October 2002

END

Full Text Announcement

Company	Railtrack Group PLC
TIDM	RTK
Headline	Notice of EGM
Released	07:00 20 Sep 2002
Number	4288B

For release at 7:00 a.m 20 September 2002

Railtrack Group PLC

Return of cash to Shareholders

- Directors estimate return of 252 to 260 pence per Share (previous estimate 245 to 255 pence)*
- First instalment of cash expected to be 200 to 220 pence per Share by early January 2003 (previous estimate 160 to 180 pence)*
- The balance (save for one pence per Share) expected before 31 December 2003*
- Shares remain listed until 27 December 2002
- Disposals of Railtrack PLC to Network Rail and the Group's interests in the CTRL to LCR expected to complete in early October 2002
- EGM to be convened for 18 October 2002 principally to consider the solvent Members' Voluntary Liquidation of Railtrack Group and the appointment of partners in Deloitte & Touche as Liquidators**

* *subject to factors described in "Return of cash" in Part I of this announcement*

** *subject to completion of the Disposals of Railtrack PLC and the Group's interests in the CRTL sufficiently in advance of the EGM on 18 October*

Commenting on the proposals, Geoffrey Howe, Chairman of Railtrack Group PLC, said:

"We expect the sale of Railtrack PLC to Network Rail and the sale of our interests in CTRL to LCR to complete in early October. The Board's priority is now to return cash to shareholders in a tax-efficient manner as quickly as possible through a solvent liquidation of Railtrack Group."

"Over the summer the management team has worked successfully to maximise value for shareholders through the sale of various of the Group's other assets. As a result, the total cash now expected to be returned to shareholders is between 252 to 260 pence per share which is higher than previously estimated. In addition, the proposed first instalment of between 200 to 220 pence per share, expected to be made by early January 2003, represents a significant increase over our earlier expectations."

Enquiries

Railtrack Group:	020 7544 8435 / 07850 285471
Geoffrey Howe, Chairman	
David Harding, Chief Executive	
Sue Clark, Director of Corporate Affairs	
Lehman Brothers:	020 7601 0011
John McIntyre	
Anthony Odgers	
Henry Phillips	

Shareholders who have queries should contact the Shareholder helpline.

Shareholder helpline: 0870 702 0104

This summary should be read in conjunction with the full text of the attached announcement.

An analysts' conference call will take place at 11.00 a.m. today on 020 8240 8243 (or +44 20 8240 8243 if you are calling from outside the UK). The pin number is 451772.

Lehman Brothers Europe Limited, which is regulated in the UK by the Financial Services Authority, is acting for Railtrack Group PLC and no one else in connection with the proposals described in this press release and will not be responsible to anyone else for providing the protections afforded to the clients of Lehman Brothers Europe Limited nor for providing advice in relation to such proposals.

PART I

Proposed return of cash to Shareholders by means of a solvent Members' Voluntary Liquidation, proposed reduction in the minimum number of directors and proposed change of name

Shareholders voted overwhelmingly in favour of the Disposals of Railtrack PLC and the Group's interests in the Channel Tunnel Rail Link at an extraordinary general meeting on 23 July.

The Board now expects that the Disposals will be completed in early October. The Company will today be writing to Shareholders to set out further details of the Board's plans for returning cash to Shareholders through a Solvent Liquidation, to update them on the process for disposing of the Group's remaining assets and to give them notice of an EGM which will take place on 18 October 2002. At this meeting, Shareholders will be asked to place the Company into solvent Members' Voluntary Liquidation, to approve a resolution to reduce the minimum number of directors from

four to two and to approve a resolution to change the name of the Company.

Whilst the Board is keen to facilitate a quick return of cash, it believes that it would be inappropriate to commence the Proposed Liquidation prior to Completion of the Disposals. This is because, without the proceeds of the Disposals and certain guarantees being released, the Board may be unable to make the declarations necessary to commence the solvent Members' Voluntary Liquidation. Shareholders should therefore note that the business to be transacted by certain of the resolutions in the notice, being to commence the Solvent Liquidation, can in the Board's view only properly be carried out at the EGM on 18 October if the Disposals of Railtrack PLC and the Group's interests in the CTRL have been completed sufficiently in advance of the meeting. Whilst the Board believes that Completion will take place in early October, because there are a number of parties to the agreements, it cannot guarantee that this will be the case.

If Completion has not occurred sufficiently in advance of the EGM, the Board believes that it may be appropriate for the EGM to be adjourned prior to consideration of the resolutions regarding the Proposed Liquidation.

Developments since 27 June

Disposal of the Broadgate Development

Railtrack Group has sold its interest in the Broadgate Development, held by Railtrack Developments Limited ("RDL"), to British Land for approximately £40 million in cash. British Land has released Railtrack Group from its guarantee of the performance of RDL's investment in the Broadgate Development joint venture. The net book value of Railtrack Group's interest in the Broadgate Development as at 31 March 2002 was £31 million.

Disposal of Railtrack (Spacia) Limited

Railtrack Group has sold Railtrack (Spacia) Limited, which holds long term leases over 130 railway arches, to Railtrack PLC for approximately £17 million in cash. Railtrack Group has retained certain property interests which were previously held through Railtrack (Spacia) Limited.

The net book value of the properties included in the sale of Railtrack (Spacia) Limited as at 31 March 2002 was approximately £16.5 million. The net book value of the retained properties as at 31 March 2002 was approximately £5.5 million.

Disposals of Railtrack PLC and the Group's interests in the CTRL

The Board expects the Disposals of Railtrack PLC and the Group's interests in the CTRL to be completed in early October. However, because there are a number of parties to the agreements, the Board cannot guarantee that this will be the case. The Board expects that the Disposals will realise net cash proceeds for the Group of £854 million, after a £6 million adjustment for the working capital in Railtrack UK and estimated transaction costs of £15 million. This, together with the sum of approximately £350 million due to be paid by Railtrack PLC to the Group, would result in the Group's cash balance increasing by £1,204 million.

Completion of the Disposals is subject to the prior satisfaction of certain conditions. The circular to Shareholders dated 27 June 2002 contained details of these conditions, all of which have been satisfied, save for the following:

- state aid clearance from the European Commission. The European Commission announced on 17 July 2002 that the state funded financial support measures in respect of the Railtrack PLC Disposal had been approved by the European Commission on a "no aid" basis. HM Government and Network Rail stated on 18 September 2002 that the European Commission had approved the state funded financial support measures in respect of the CTRL Disposal. The Board expects LCR to confirm that the state aid condition to the CTRL Disposal has been satisfied by 30 September 2002 once HM

Government and LCR's financiers have completed their consideration of the European Commission decision;

- release of the CTRL Financial Guarantees. The Board understands from LCR that good progress has been made to date and expects this condition to be satisfied in time to permit Completion to take place in early October;
- approval of the change of control of Railtrack PLC by the Secretary of State pursuant to the network station licences granted to Railtrack PLC. The Board expects that this approval will be given prior to the discharge of the Administration Order; and
- discharge of the Administration Order. The Board expects that this will be applied for once the conditions described above have been satisfied.

Due to the extended state aid approval process and after consultation with the other parties to the Disposal Agreements, the Board now expects that the Proposed Disposals will be completed in early October.

Remaining assets

Railtrack Developments Limited (RDL)

The Board is continuing to pursue options to maximise value from the remaining assets of RDL and has retained Jones Lang LaSalle Corporate Finance as property advisers to assist in this process. Whilst this process is now well underway, with expressions of interest received from over 40 parties to date, the Board does not expect it to complete before the end of the year.

Railtrack Telecoms Services Limited (RTS)

The Board is continuing to pursue options to realise value from RTS and is progressing the litigation against Marconi Corporation plc in relation to the Ultramast joint venture and the remaining shareholding of RTS in Easynet Group Plc.

On 25 July 2002, the High Court ordered Marconi to pay into court £20 million plus interest in respect of the claim by RTS against Marconi. The money is currently being held by the High Court pending the High Court's determination of certain claims Marconi has asserted against RTS and which RTS rejects.

Return of cash

Expected distribution

On 27 June 2002 the Board estimated that, were all Railtrack Group's assets to be realised as expected and were no further liabilities to arise, Railtrack Group would be able to return to Shareholders between 245 and 255 pence per Share. The Board has made significant progress in realising various of the Group's other assets (principally through the disposal of the Group's interest in the Broadgate Development and Railtrack (Spacia) Limited, both sold at prices in excess of their respective book values) and extinguishing its liabilities (including certain inter-company balances owed to Railtrack PLC). As a result, the Board, in consultation with the Proposed Liquidators, now estimates that, were the Group's remaining assets to be realised as expected and were no further liabilities to arise, Railtrack Group will be able to return to Shareholders between 252 and 260 pence per Share. Further details on the return of cash including factors which could affect the amount to be returned are set out below.

Instalments

On 27 June 2002 the Board also stated that, subject to certain guarantees having been released, it believed that a first instalment of 160 to 180 pence per Share could be returned within four months of Completion of the Disposals of Railtrack PLC and the Group's interests in the CTRL. The disposals of the Group's interest in the Broadgate Development and Railtrack (Spacia) Limited have been completed and the guarantee by Railtrack Group of certain obligations relating to the Broadgate Development has been released earlier than the Board previously expected. As a

result, assuming that the guarantees relating to the CTRL are released, that the Disposals of Railtrack PLC and the Group's interests in the CTRL are completed sufficiently before the EGM and that the resolution to commence the Proposed Liquidation is passed on 18 October 2002, the Board, in consultation with the Proposed Liquidators, now believes that, were no further liabilities to arise, the first instalment could be increased to 200 to 220 pence per Share and could be returned by early January 2003. Further details on the return of cash including factors, which could affect the amount to be returned, and the timing, are set out below.

The timing of further instalments of cash will depend on the amount and timing of the realisation of value and the settlement of liabilities relating to RTS and RDL and the timing of the agreement of any other liabilities including tax liabilities. The Directors, in consultation with the Proposed Liquidators, expect that further distributions representing the remainder of the total cash to be returned (save for the one pence per Share referred to below) will be made before the end of 2003. On the basis of present indications however, this is unlikely to be before the end of March 2003. Further details on the return of cash including factors which could affect the amount to be returned, and the timing, are set out below.

The proceeds of the Disposals and other surplus cash will be invested by the Company in a combination of money market deposits, money market funds and commercial paper. The Directors have been informed by the Proposed Liquidators that they intend to continue this policy for the first six months of the Proposed Liquidation. Insolvency legislation requires that liquidators pay the balance of funds under their control into the "Insolvency Services Account" at the Bank of England six months after the commencement of liquidation at which point funds are placed in an interest bearing account or invested in Government securities.

The Directors, in consultation with the Proposed Liquidators, expect that a small amount, likely to be approximately one pence per Share, will be retained by the Company for a period of six years from the commencement of the Liquidation. The reason for retaining this amount would be to defend any unexpected claims against the Company and to cover any other miscellaneous expenses incurred by the Proposed Liquidators in the discharge of their duties. The reason for retaining this sum for a period of six years is that this is the applicable statutory limitation period for most claims. The Directors expect that this sum would therefore be returned to Shareholders in 2008.

Factors which could affect the amount to be returned and timing

The total amount of cash which can be returned to Shareholders remains dependent upon a number of factors including the prices which purchasers may be prepared to pay for Railtrack Group's remaining assets including RDL and RTS, the amounts required to settle outstanding liabilities, transaction costs incurred by Railtrack Group and any taxes payable on the disposal of any assets. The Board's estimate of the total amount to be returned, and the timing and the amount of the first instalment of cash is subject to any liabilities that are brought to the attention of the Liquidators or the Board after the date of this document, the existence or extent of which the Board is not or may not be aware as at the date of this document (whether as a result of not having been provided with access to information which relates to Railtrack Group and which is in the possession or under the control of the Administrators of Railtrack PLC or otherwise).

The Board cannot guarantee that the Liquidators will return cash to Shareholders as described in this document because the decision as to the amount and timing of cash instalments will be under the control of the Liquidators and taken in view of the circumstances at the time. In addition, the Liquidators may seek directions from the High Court prior to returning cash to Shareholders.

The amount and/or timing of the first instalment will depend on the release of the CTRL Financial Guarantees. If the CTRL Financial Guarantees are not released by Completion either:

(a) the amount of the first instalment may be reduced unless the CTRL Financial Guarantees are released after Completion of the Disposals but prior to the payment of the first instalment; or

(b) the payment of the first instalment may be delayed until six months (being the applicable time limit under insolvency legislation) after the repayment of the CTRL Bank Facilities unless the CTRL Financial Guarantees are released in the intervening period.

Proposed Liquidation

In June, the Board stated its intention to return cash as soon as possible by effecting a solvent liquidation of Railtrack Group. The Board has concluded, having considered all the options, that a solvent liquidation would indeed be the most effective mechanism to return cash to Shareholders.

In a solvent liquidation the powers of the directors cease and the liquidators assume responsibility for the company's affairs. The liquidators deal with the realisation of assets, the agreement of liabilities and the distribution of the company's surplus funds to the shareholders as and when funds permit.

Prior to distributing cash to shareholders, liquidators must be satisfied that either all liabilities have been settled or that sufficient cash has been retained to discharge or provide for all actual and contingent liabilities. This involves an initial period of at least 21 days during which liquidators advertise for claims against the company being liquidated, specifying a deadline by which any claims must be notified. Cash can be released as and when the liquidators determine that all actual and contingent liabilities have been paid, provided for or discharged and that there is surplus cash available for distribution. This process can take time, particularly if there are liabilities such as taxation to be agreed with the Inland Revenue or other contingent liabilities that are initially difficult to quantify or agree. It is therefore usual for cash to be distributed to shareholders in a series of instalments, the amount and timing of each being dependent on the cash available and the status of known and potential liabilities.

The Board will be proposing that James Robert Drummond Smith and Nicholas James Dargan, both of Deloitte & Touche (the Company's auditors), be appointed as Joint Liquidators of the Company with immediate effect upon the passing of the relevant special resolution.

The Board recommends that partners in Deloitte & Touche be appointed as liquidators. There are several reasons for this:

- Deloitte & Touche are familiar with the business of the Company and understand the nature of its assets and liabilities;
- liquidators from Deloitte & Touche would be able to consult other partners in the firm who have provided audit and tax services to the Group;
- as Deloitte & Touche have been involved in the analysis of the Company's liabilities and contingent liabilities, it is likely that the appointment of liquidators from a different firm would delay the payment of the first instalment of cash to Shareholders; and
- liquidators from a different firm may require further advice and time to become satisfied as to the nature and extent of the Company's contingent liabilities which could increase the costs of liquidation.

It is also common practice in a solvent liquidation for partners in the same firm as the company's existing auditors to be appointed as liquidators.

In a members' voluntary liquidation, the liquidator's remuneration can be fixed either (a) as a percentage of the value of the assets being realised or distributed, or (b) by reference to the time properly given by him and his staff to matters arising in the winding up. If neither method is adopted, the remuneration will be that determined in accordance with the scale laid down for the official receiver by general regulations. In this case, it is considered that option (a) would be inappropriate, as would the scale rates paid to the official receiver. Accordingly, it is proposed that the remuneration of the Liquidators should be fixed at their normal charging rates by

reference to the time properly given to matters arising in the winding up. In making such determination, Shareholders should have regard to the complexity of the Proposed Liquidation, the exceptional responsibility of such an important and high profile appointment and the value and nature of the Railtrack Group assets with which the Liquidators will have to deal. The Liquidators are to be authorised to draw sums on account of their remuneration from time to time as the Liquidation progresses but will in due course present their itemised bills to the Company in general meeting for approval.

An extraordinary resolution will be proposed at the EGM to confer appropriate powers on the Proposed Liquidators in respect of the settlement of liabilities and the distribution of the Company's assets amongst Shareholders.

Board changes

Once the Liquidation begins, the powers of the Directors will cease and the Company will be under the control of the Liquidators. For this reason, and in order to save costs, it is proposed that the number of Directors holding office be reduced to two (the minimum legal requirement) on the Company being placed into Solvent Liquidation. Therefore, Geoffrey Howe, Jonathan Bloomer, Vic Cocker, David Jones, Steve Marshall, John Robinson, and Gordon Sage will resign from the Board. In order to put these arrangements in place, it will be necessary for the current minimum number of directors of the Company specified in the Articles of Association to be reduced from four to two. This change requires the approval of Shareholders and therefore an ordinary resolution will be proposed at the EGM.

Under amendments to their service agreements, David Harding and Simon Osborne will remain on the Board and assist the Liquidators for a limited period. They will each receive an additional bonus up to a maximum of six months' salary and benefits dependent in part on the amount of cash paid to Shareholders by the end of March 2003.

Proposed change of name

Network Rail insisted that Railtrack Group agree to change its name to remove the word "Railtrack" as part of the sale agreement, which was approved by Shareholders at the extraordinary general meeting on 23 July 2002. The Board is therefore proposing that the name of the Company be changed to RT Group PLC.

The change of name requires shareholder approval and therefore a special resolution is being proposed at the EGM.

Listing and trading

Railtrack Shares will remain listed and continue to be traded on the London Stock Exchange until 4.30 p.m. on 27 December 2002. Subject to the commencement of the Solvent Liquidation, cancellation of the listing of Railtrack Shares on the Official List will take place and trading in Railtrack Shares will cease with effect from 4.30 p.m. on 27 December 2002 (whether or not the first instalment of cash has been returned to Shareholders by that date) at which point the Company will no longer be obliged to comply with "continuing obligations" under the UKLA Listing Rules. The Proposed Liquidators have confirmed to the Board that Railtrack Group will retain Merrill Lynch as corporate brokers and Ashurst Morris Crisp as legal advisers from the date on which the Company is placed into liquidation until at least 27 December 2002 and will seek advice from them as appropriate on the application of the UKLA Listing Rules.

Taxation

The Board has been advised that, if a solvent liquidation of Railtrack Group is effected, the cash returned to Shareholders will be deemed to be received by way of capital rather than income. Broadly, if a Shareholder paid more for his Shares than he receives back by way of cash distribution, he should not have any tax to pay.

Extraordinary General Meeting

The proposed reduction in the minimum number of directors, the proposed change of the Company's name and the Proposed Liquidation of the Company each require the approval of Shareholders. An Extraordinary General Meeting to seek approval for each of these matters will therefore be convened for 11.35 am on Friday 18 October 2002 (or, if later, immediately after the conclusion or adjournment of the AGM convened for 11.30 am on the same date).

The reason the Board has decided to convene the EGM ahead of Completion of the Disposals is to facilitate the earliest possible distribution of the first instalment of cash to Shareholders and to save costs. Assuming Completion occurs sufficiently in advance of the EGM on 18 October 2002, by convening the EGM to commence the Proposed Liquidation on the same date as the AGM, the additional cost both to the Company and to Shareholders of holding a separate shareholders' meeting a number of days after the AGM will be avoided. Were the Board to wait until the Disposals had completed to call the EGM, the notice period required for such an EGM would mean that it would not be possible to hold the EGM until a number of days after the AGM. The reason for holding the AGM on 18 October is that this is the last practicable date prior to the time by which the Company is required by law to hold its next annual general meeting.

Provided that Completion of the Disposals has occurred sufficiently in advance of the EGM on 18 October 2002, the following resolutions will be proposed: (i) a special resolution to approve the solvent Members' Voluntary Liquidation, the appointment of the Proposed Liquidators and the basis of their remuneration; and (ii) an extraordinary resolution to authorise the Liquidators to exercise certain powers under the Insolvency Act 1986 and under the Articles of Association.

If Completion of the Disposals has not occurred sufficiently in advance of the EGM on 18 October 2002, the Board believes that the business proposed to be transacted by certain resolutions, being to commence the solvent Members' Voluntary Liquidation, could not properly be considered. This is because without the proceeds of the Disposals and certain guarantees being released, the Board may be unable to make the declarations necessary to commence the Solvent Liquidation. As a result, the Board believes it may then be appropriate for the meeting to be adjourned to a later date so that Shareholders are able to vote on the Proposed Liquidation once completion of the Disposals has taken place and the Company is sufficiently prepared for liquidation.

Shareholders should be aware that certain information which relates to Railtrack Group is in the possession or under the control of the Administrators of Railtrack PLC. As at the date of this document, Railtrack Group has been provided with only limited access to such information. If further access is not provided sufficiently in advance of the EGM on 18 October, it is possible that the Directors may be unable to make the declarations necessary to commence the Solvent Liquidation, in which case the Company could not be placed into Solvent Liquidation at the EGM on 18 October. The Board believes that, in these circumstances, it would be appropriate for the meeting to be adjourned prior to consideration of the resolutions regarding the Solvent Liquidation.

Whether or not certain of the resolutions, being to commence the Solvent Liquidation, are considered at the EGM on 18 October 2002, the following resolutions will be proposed at the meeting: (i) an ordinary resolution to reduce the minimum number of directors of the Company from four to two; and (ii) a special resolution to change the Company's name.

For the purposes of returning Forms of Proxy and deciding whether to attend the meeting, Shareholders should assume that each of the resolutions contained in the EGM notice will be put to a vote on 18 October. If the EGM is adjourned, properly completed Forms of Proxy will remain valid for the adjourned meeting and the time, date and venue of the adjourned meeting will be advertised in the national press and through the Company Announcements Office of the London Stock Exchange not less than 7 days prior to the date of the adjourned meeting.

Conclusion and recommendation

Shareholders have voted overwhelmingly in favour of the Disposals of Railtrack PLC and the Group's interests in the CTRL. The Board now believes that it is appropriate to return cash to Shareholders as soon as possible after Completion of the Disposals and in a tax-efficient manner. The Board believes that a Solvent Liquidation is the most appropriate route to achieve this and is in the best interests of Shareholders as a whole.

The Directors also consider the proposed reduction in the minimum number of directors and the proposed change of the Company's name to be in the best interests of Shareholders as a whole.

Accordingly, the Directors will be unanimously recommending Shareholders to vote in favour of each of the resolutions as they intend to do in respect of their own beneficial holdings of Railtrack Shares.

PART II

Definitions

The following definitions apply throughout this announcement, unless the context requires otherwise:

"Administration Order"

means the order made on 7 October 2001 pursuant to the Railways Act 1993 to appoint Michael David Rollings, William Scott Martin, Christopher John Williamson Hill and Alan Robert Bloom as Joint Special Railway Administrators of Railtrack PLC with immediate effect;

"Annual General Meeting" or "AGM"

means the Annual General Meeting of Railtrack Group to be convened for 11.30 a.m. on Friday 18 October 2002;

"Articles of Association"

means the articles of association of Railtrack Group;

"Board"

means the board of Railtrack Group;

"British Land"

means The British Land Company Plc;

"Broadgate Development"

means the 50 per cent. interest in Broadgate Phase 12 Limited, the company undertaking the proposed development of 201 Broadgate, London, previously owned by the Group;

"Channel Tunnel"

means the existing fixed link under the English Channel between the southern portal at the Department of Pas-de Calais in France and the northern portal in the County of Kent;

"Completion"

means completion of the Disposals in accordance with their terms;

"CTRL"

means the Channel Tunnel Rail Link currently being constructed in two sections, Section 1 and Section 2, between the Channel Tunnel portal and St Pancras;

"CTRL Bank Facilities"

means the £700 million bank facilities made available to LCR by European Investment Bank and Kreditanstalt für Wiederaufbau and others for the purposes of construction of Section 1 of the CTRL;

"CTRL Disposal"

means the disposal of the entire issued share capital of Railtrack UK to LCR;

"CTRL Financial Guarantees"

means the guarantees given by Railtrack Group in respect of the CTRL Bank Facilities;

"Directors"

means the directors of Railtrack Group;

"Disposals"

means the disposals by the Company of Railtrack PLC and Railtrack UK;

"Disposal Agreements"

means the agreements relating to the Disposals;

"Extraordinary General Meeting" or "EGM"

means the extraordinary general meeting of Railtrack Group to be convened for 11.35 a.m. (or, if later, immediately after the conclusion or adjournment of the Annual General Meeting) on Friday 18 October 2002;

"Form of Proxy"

means the yellow form of proxy for voting on the resolutions detailed in the notice of EGM given at the back of this document;

"the Group" or "the Railtrack Group"

means Railtrack Group and its subsidiary undertakings;

"High Court"

means the High Court of England and Wales;

"HM Government"

means the Secretary of State, the DTLR and other organs of HM Government of the United Kingdom (as the context so requires);

"LCR"

means London & Continental Railways Limited;

"Liquidators"

means the persons appointed to carry out the Liquidation;

"Optionholders"

means holders of options granted under the Railtrack Share Savings Scheme and The Railtrack Group PLC 1999 Share Option Scheme;

"Proposed Liquidators" or "Joint Liquidators"

means James Robert Drummond Smith and Nicholas James Dargan, both of Deloitte & Touche, 180 Strand, London WC2R 1WL;

"Proposed Liquidation"

means the proposed Solvent Liquidation;

"Railtrack Developments Limited" or "RDL"

means Railtrack Developments Limited, company number 3699545, a wholly owned subsidiary of Railtrack Group;

"Railtrack Group" or "the Company"

means Railtrack Group PLC;

"Railtrack PLC"

means Railtrack PLC, company number 2904587;

"Railtrack PLC Disposal"

means the disposal of the entire issued share capital of Railtrack PLC to Network Rail;

"Railtrack (Spacia) Limited"

means Railtrack (Spacia) Limited, company number 3881191;

"Railtrack UK"

means Railtrack (UK) Limited, company number 3578740;

"RTS" or "Railtrack Telecom Services Limited"

means Railtrack Telecom Services Limited, company number 3963596, a wholly-owned subsidiary of Railtrack Group;

"St Pancras"

means St Pancras Station;

"Section 1"

means that part of the CTRL between the Channel Tunnel portal and Fawkham Junction, via Southfleet in the County of Kent;

"Section 2"

means that part of CTRL between Southfleet in the County of Kent and London St Pancras;

"Shareholders"

means holders of Railtrack Shares;

"Shares" or "Railtrack Shares"

means shares in Railtrack Group; and

"Solvent Liquidation", "Liquidation" or "Members' Voluntary Liquidation"

means the solvent members' voluntary liquidation of Railtrack Group.

END

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